KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

This management's discussion and analysis ("MD&A"), prepared as of July 27, 2022, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at June 30, 2022 and for the three and six months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2022 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2021 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2022, as well as our outlook.
This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 41 – 43 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.
Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.
1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.
The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the continued economic and business uncertainties caused by the COVID-19 pandemic and global sanctions. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.
Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties, including as a result of the impacts of the COVID-19 pandemic. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Consolidated Financial and Operating Highlights

	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2022	2021	Change	% Change		2022	2021	Change	% Change
Operating Highlights
Total gold equivalent ounces(a),(g)
Produced(c)	560,852	541,954	18,898	3%		1,070,093	1,105,120	(35,027)	(3%	)
Sold(c)	512,431	551,871	(39,440)	(7%	)	1,007,906	1,104,069	(96,163)	(9%	)

Total gold equivalent ounces from continuing operations(h)
Produced(c)	453,978	381,474	72,504	19%		832,399	778,494	53,905	7%
Sold(c)	439,078	390,230	48,848	13%		812,806	779,131	33,675	4%

Attributable gold equivalent ounces(a),(g)
Produced(c)	557,491	538,091	19,400	4%		1,063,239	1,096,868	(33,629)	(3%	)
Sold(c)	508,731	547,819	(39,088)	(7%	)	1,000,625	1,095,903	(95,278)	(9%	)

Financial Highlights from Continuing Operations(h)
Metal sales	$821.5	$707.9	$113.6	16%		$1,522.4	$1,402.3	$120.1	9%
Production cost of sales	$450.8	$331.8	$119.0	36%		$813.9	$624.2	$189.7	30%
Depreciation, depletion and amortization	$180.5	$189.6	$(9.1)	(5%	)	$347.0	$357.1	$(10.1)	(3%	)
Operating earnings	$64.0	$87.5	$(23.5)	(27%	)	$166.5	$233.5	$(67.0)	(29%	)
Net (loss) earnings from continuing operations attributable to common shareholders	$(9.3)	$30.1	$(39.4)	(131%	)	$72.0	$109.2	$(37.2)	(34%	)
Basic (loss) earnings per share from continuing operations attributable to common shareholders	$(0.01)	$0.02	$(0.03)	(150%	)	$0.06	$0.09	$(0.03)	(33%	)
Diluted (loss) earnings per share from continuing operations attributable to common shareholders	$(0.01)	$0.02	$(0.03)	(150%	)	$0.06	$0.09	$(0.03)	(33%	)
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$37.4	$66.5	$(29.1)	(44%	)	$106.2	$172.2	$(66.0)	(38%	)
Adjusted net earnings from continuing operations per share(b)	$0.03	$0.05	$(0.02)	(40%	)	$0.08	$0.14	$(0.06)	(43%	)
Net cash flow of continuing operations provided from operating activities	$257.1	$277.0	$(19.9)	(7%	)	$355.0	$406.8	$(51.8)	(13%	)
Adjusted operating cash flow from continuing operations(b)	$251.9	$250.0	$1.9	1%		$501.0	$530.4	$(29.4)	(6%	)
Capital expenditures from continuing operations(d)	$149.4	$180.7	$(31.3)	(17%	)	$250.1	$362.2	$(112.1)	(31%	)
Free cash flow from continuing operations(b)	$107.7	$96.3	$11.4	12%		$104.9	$44.6	$60.3	135%
Average realized gold price per ounce from continuing operations(e)	$1,872	$1,814	$58	3%		$1,874	$1,800	$74	4%
Production cost of sales from continuing operations per equivalent ounce(c) sold(f)	$1,027	$850	$177	21%		$1,001	$801	$200	25%
Production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$1,018	$840	$178	21%		$994	$791	$203	26%
All-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,335	$1,143	$192	17%		$1,285	$1,078	$207	19%
All-in sustaining cost from continuing operations per equivalent ounce(c) sold(b)	$1,341	$1,150	$191	17%		$1,290	$1,085	$205	19%
Attributable all-in cost(a) from continuing operations per ounce sold on a by-product basis(b)	$1,596	$1,509	$87	6%		$1,536	$1,463	$73	5%
Attributable all-in cost(a) from continuing operations per equivalent ounce(c) sold(b)	$1,599	$1,512	$87	6%		$1,539	$1,467	$72	5%

(a)
"Total gold equivalent ounces" includes 100% of Chirano production. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production. “Attributable all-in cost” includes Kinross’ share of Manh Choh (70%) costs.

(b)
The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2022 was 82.76:1 (second quarter of 2021 - 68.05:1). The ratio for the first six months of 2022 was 80.36:1 (first six months of 2021 – 68.19:1).

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

(d)	“Capital expenditures from continuing operations” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(f)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(g)
Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol and Dvoinoye mines up to their disposal, and from the Chirano mine up to June 30, 2022.

(h)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. In the second quarter of 2022, the Company announced its plan to sell the Chirano mine in Ghana. Results for the three and six months ended June 30, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued as at June 30, 2022.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Consolidated Financial Performance
This Consolidated Financial Performance section references production cost of sales from continuing operations per ounce sold on a by-product basis, adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share, adjusted operating cash flow from continuing operations, free cash flow from continuing operations, all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, and attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.
Second quarter 2022 vs. Second quarter 2021
Kinross’ production from continuing operations increased by 19% compared to the second quarter of 2021, primarily due to higher production at Tasiast due to increases in grade and throughput, at Bald Mountain due to an increase in ounces recovered from the heap leach pads, and at Fort Knox due to increases in ounces recovered from the heap leach pads and mill throughput. These increases were partially offset by lower production at Round Mountain due to a decrease in ounces recovered from the heap leach pads and at Paracatu primarily due to a planned decrease in grade and timing of ounces processed through the mill.
Metal sales from continuing operations increased by 16% compared to the second quarter of 2021 due to increases in gold equivalent ounces sold and the average realized gold price. Gold equivalent ounces sold from continuing operations increased to 439,078 ounces in the second quarter of 2022 compared to 390,230 ounces in the second quarter of 2021, primarily due to the increases in production as described above. The average realized gold price from continuing operations increased to $1,872 per ounce in the second quarter of 2022 from $1,814 per ounce in the same period in 2021.

Production cost of sales from continuing operations in the second quarter of 2022 increased by 36% compared to the second quarter of 2021, and production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis each increased by 21% in the second quarter of 2022, compared to the same period in 2021. The increases were primarily due to an increase in operating waste mined, the timing of capital stripping, and inflationary cost pressures on key consumables, such as fuel, emulsion and reagents, at all mine sites.

In the second quarter of 2022, depreciation, depletion and amortization from continuing operations decreased by 5% compared to the same period in 2021, primarily due to decreases in gold equivalent ounces sold at Round Mountain and Paracatu, and an increase in mineral reserves at the end of 2021 at Round Mountain, partially offset by an increase in the depreciable asset base at Paracatu, and an increase in gold equivalent ounces sold at Tasiast.

Operating earnings from continuing operations decreased to $64.0 million in the second quarter of 2022 from $87.5 million in the same period in 2021. This decrease was primarily due to an increase in exploration expense as a result of spending at Great Bear and a decrease in margins (metal sales less production cost of sales), partially offset by the decrease in depreciation, depletion and amortization, as described above.

In the second quarter of 2022, the Company recorded a tax expense from continuing operations of $52.7 million, compared to $24.3 million in the second quarter of 2021. The $52.7 million tax expense recognized in the second quarter of 2022 included $4.2 million of deferred tax expense, compared to $11.7 million of deferred tax recovery in the second quarter of 2021, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil. In addition, income tax expense increased in the second quarter of 2022 compared to the second quarter of 2021, due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the second quarters of both 2022 and 2021 was 26.5%.

Net loss from continuing operations attributable to common shareholders in the second quarter of 2022 was $9.3 million, or $0.01 per share, compared to net earnings from continuing operations attributable to common shareholders of $30.1 million, or $0.02 per share, in the same period in 2021. The decrease was primarily as a result of the decrease in operating earnings from continuing operations, as described above, and the increase in income tax expense in the second quarter of 2022.

Adjusted net earnings from continuing operations attributable to common shareholders in the second quarter of 2022 was $37.4 million, or $0.03 per share, compared to adjusted net earnings from continuing operations attributable to common shareholders of $66.5 million, or $0.05 per share, for the same period in 2021. The decrease is primarily due to the increases in income tax expense and exploration expense.

Net cash flow of continuing operations provided from operating activities decreased to $257.1 million in the second quarter of 2022 from $277.0 million in the second quarter of 2021, primarily due to unfavourable working capital movements.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

In the second quarter of 2022, adjusted operating cash flow from continuing operations of $251.9 million was comparable to $250.0 million in the same period of 2021.

Capital expenditures from continuing operations decreased to $149.4 million compared to $180.7 million in the second quarter of 2021, primarily due to mine sequencing at Round Mountain and Tasiast involving an increase in operating waste mined and a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.
Free cash flow from continuing operations increased to $107.7 million in the second quarter of 2022, compared with $96.3 million in the same period of 2021, due to lower capital expenditures, as described above.
In the second quarter of 2022, all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis each increased by 17%, compared to the same period in 2021, primarily due to the increase in production cost of sales from continuing operations. In the second quarter of 2022, attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis each increased by 6%, compared to the same period in 2021 primarily due to the increase in production cost of sales from continuing operations, partially offset by the decrease in capital expenditures.

First six months of 2022 vs. First six months of 2021
Kinross’ production from continuing operations in the first six months of 2022 increased by 7% compared to the same period in 2021. Higher production at Tasiast due to higher grade and throughput and at Fort Knox due to an increase in ounces recovered from the heap leach pads and increase in mill throughput and grades, was partially offset by lower production at Round Mountain due to a decrease in ounces recovered from the heap leach pads and at Paracatu due to a planned decrease in grade.
Metal sales from continuing operations increased by 9% in the first six months of 2022, compared to the same period in 2021, due to increases in gold equivalent ounces sold and the average realized gold price. Total gold equivalent ounces sold from continuing operations in the first six months of 2022 increased to 812,806 ounces from 779,131 ounces in the same period in 2021, primarily due to the increase in production as described above. The average realized gold price from continuing operations increased to $1,874 per ounce in the first six months of 2022 from $1,800 per ounce in the same period in 2021.
Production cost of sales increased by 30% in the first six months of 2022, compared to the same period in 2021 and production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 25% and 26%, respectively, in the first six months of 2022, compared to the same period in 2021. The increases were primarily due to an increase in operating waste mined, the timing of capital stripping, and inflationary cost pressures on key consumables, such as fuel, emulsion and reagents, at all mine sites.

In the first six months of 2022, depreciation, depletion and amortization from continuing operations decreased by 3%, compared to the same period in 2021, mainly due to a decrease in the depreciable asset base at Bald Mountain, and a decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2021 at Round Mountain, partially offset by an increase in gold equivalent ounces sold at Tasiast.
In the first six months of 2022, operating earnings from continuing operations were $166.5 million compared to $233.5 million in the same period in 2021. The decrease was primarily due to a decrease in margins (metal sales less production cost of sales), an increase in exploration expense largely due to spending at Great Bear, partially offset by the decrease in depreciation, depletion and amortization, as described above.
In the first six months of 2022, the Company recorded an income tax expense from continuing operations of $48.2 million compared to $78.2 million in the same period in 2021. The $48.2 million income tax expense recognized in the first six months of 2022 included $11.5 million of deferred tax recovery, compared to a deferred tax recovery of $5.5 million in the first six months of 2021, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil. Kinross' combined federal and provincial statutory tax rate for the first six months of both 2022 and 2021 was 26.5%.
Net earnings from continuing operations attributable to common shareholders in the first six months of 2022 were $72.0 million, or $0.06 per share, compared to $109.2 million, or $0.09 per share, in the first six months of 2021. The decrease is a result of the decrease in operating earnings from continuing operations as described above, partially offset by the decrease in income tax expense.
Adjusted net earnings from continuing operations attributable to common shareholders were $106.2 million, or $0.08 per share, for the first six months of 2022 compared to $172.2 million, or $0.14 per share, for the same period in 2021. The decrease is primarily due to the decrease in margins and increase in exploration expense, partially offset by the decrease in income tax expense.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

In the first six months of 2022, net cash flow of continuing operations provided from operating activities decreased to $355.0 million from $406.8 million during the same period in 2021, mainly due to the decrease in margins and unfavourable working capital movements, partially offset by lower taxes paid.
Adjusted operating cash flow from continuing operations in the first six months of 2022 decreased to $501.0 million from $530.4 million in the same period in 2021, primarily due to the decrease in margins and increases in exploration expense, partially offset by a decrease in current tax expense.
Capital expenditures from continuing operations decreased to $250.1 million compared with $362.2 million in the first six months of 2021, primarily due to mine sequencing at Round Mountain and Tasiast involving an increase in operating waste mined and a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.
Free cash flow from continuing operations increased to $104.9 million in the first six months of 2022, compared with $44.6 million in the same period of 2021, due to the decrease in capital expenditures, as described above, partially offset by the decrease in net cash flow of continuing operations provided from operating activities, as described above.

All-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis in the first six months of 2022 each increased by 19%, compared to the same period in 2021, primarily due to the increase in production cost of sales from continuing operations. Attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis each increased by 5%, compared to the first six months in 2021, due to the increase in production cost of sales from continuing operations.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2021 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2021, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2021 annual MD&A.
Price of Gold
The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the second quarter of 2022, the average price of gold was $1,871 per ounce, with gold trading between $1,810 and $1,977 per ounce based on the London PM Fix gold price. This compares to an average of $1,816 per ounce during the second quarter of 2021, with a low of $1,726 per ounce and a high of $1,903 per ounce. During the second quarter of 2022, Kinross realized an average price of $1,872 per ounce, from continuing operations, compared to $1,814 per ounce for the same period in 2021. Major influences on the gold price during the second quarter of 2022 included safe haven demand primarily driven by geopolitical risk, interest rate increases in most economies as well as a stronger US dollar.
For the first six months of 2022, the price of gold averaged $1,874 per ounce compared to $1,805 in the same period of 2021. In the first six months of 2022, Kinross realized an average price of $1,874 per ounce compared to an average price realized of $1,800 per ounce in the first six months of 2021.
Cost Sensitivity
The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The Company is affected by current ongoing inflationary cost pressures. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, as well as continuing global supply-chain disruptions.
The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price increases in the second quarter and first six months of 2022 compared to the second quarter and first six months of 2021, primarily due to the strengthening fuel demand and global energy supply concerns. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Currency Fluctuations
At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three months ended June 30, 2022, the U.S. dollar, on average, was stronger relative to the Canadian dollar, Chilean peso, Mauritanian ouguiya and Ghanaian cedi and was weaker compared to the Brazilian real, compared to the same period in 2021. During the six months ended June 30, 2022, the U.S. dollar, on average, was stronger relative to the Canadian dollar, Chilean peso, Mauritanian ouguiya and Ghanaian cedi and was weaker compared to the Brazilian real, compared to the six months ended June 30, 2021.  As at June 30, 2022, the U.S. dollar was stronger compared to the December 31, 2021 spot exchange rates of the Canadian dollar, Chilean peso, Mauritanian ouguiya and Ghanaian cedi and was weaker compared to the December 31, 2021 spot exchange rates of the Brazilian real. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.
3.	OUTLOOK
The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 41 – 43 of this MD&A.
This Outlook section references all-in sustaining cost per equivalent ounce sold, which is a non-GAAP ratio with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definition of this non-GAAP ratio and comparable reconciliation is included in Section 11 of this MD&A.
The Company’s Russian and Ghanaian assets have been excluded from its guidance due to the classification of these assets as discontinued as at June 30, 2022.
As Kinross’ share of Chirano (90%) is now excluded from guidance, all guidance figures are no longer on an attributable basis, but on a total basis.
Production Guidance
The Company expects to be at the low end of its +/-5% range for its 2022 production guidance of 2.15 million gold equivalent ounces. The Company continues to expect significantly higher production in the second half of the year, which is largely driven by increased production at Paracatu, Tasiast and La Coipa. While Kinross continues to expect significantly higher production at La Coipa as it increases mill ramp-up in the second half of the year, production during the second quarter was lower than expected due to a temporary delay in the mill ramp-up.
The Company expects production to increase to 2.3 million gold equivalent ounces (+/- 5%) in 2023, and 2024 production to be 2.1 million gold equivalent ounces (+/- 5%). The 2024 production guidance does not include expected production from the Manh Choh project.
Kinross expects to maintain a substantial production profile with estimated average production of two million gold equivalent ounces per year over the remainder of the decade.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Cost Guidance1
	2022 Guidance[1]		2021 Full-Year Results(a)
Production cost of sales per equivalent ounce sold	$	~900	$832
All-in sustaining cost per equivalent ounce sold	$	~1,240	$1,138
(a)
Results as previously reported for the year ended December 31, 2021 include Ghanaian and Russian operations. Production cost of sales per equivalent ounce sold for the year ended December 31, 2021 is “Consolidated production cost of sales per equivalent ounce sold” and is defined as production cost of sales, as reported on the consolidated statements of operations for the year ended December 31, 2021, divided by total gold equivalent ounces sold. Attributable all-in sustaining cost per equivalent ounce sold of $1,138 for the year ended December 31, 2021 includes Kinross' share of Chirano (90%) production and costs. The definition and reconciliation of this non-GAAP ratio is included in Section 11 of this MD&A.

The Company expects its 2022 production cost of sales per equivalent ounce sold to be approximately $900 and all-in sustaining cost to be approximately $1,240 per equivalent ounce sold mainly due to inflationary cost pressures across the portfolio and the impact of the temporary delay in La Coipa’s mill ramp-up. Consolidated production cost of sales per equivalent ounce sold was $832 and attributable all-in sustaining cost of sales was $1,138 per equivalent ounce sold for the year ended December 31, 2021. Kinross’ previous 2022 guidance for cost of sales per equivalent ounce sold and all-in sustaining costs per equivalent ounce sold was $830 and $1,150 (+/- 5%), respectively.
The Company continues to expect costs to decrease during the second half of the year largely due to the anticipated increase in production.
Capital Expenditures Guidance
Kinross expects to meet its 2022 capital expenditures guidance of $850 million (+/- 5%). The Company has maintained its capital expenditures outlook for 2023 and 2024 of approximately $750 million per year, excluding inflationary impacts and based on Kinross’ current production guidance. The 2022 to 2024 capital expenditures guidance does not include the Manh Choh and Great Bear projects.
3.	PROJECT UPDATES AND NEW DEVELOPMENTS
Tasiast

At the Tasiast 24k project, the process plant continues to regularly reach throughput of 21,000 tonnes per day (“t/d”) and averaged 21,000 t/d during June 2022. The second phase of the project is continuing to progress on schedule to reach throughput of 24,000 t/d by mid-2023, with engineering now substantially complete and construction of the third leach tank 90% complete. Purchase orders have been placed for all major procurement packages, and the contracting process is ramping up and proceeding well.

The 34 MW Tasiast solar power plant project is continuing to advance and is expected to be completed in the second half of 2023. Engineering for the project has commenced and the procurement process is well underway, with key contracts awarded. Initial site activities are expected to start in the fourth quarter of 2022. The solar project is expected to provide approximately 20% of the site’s power and reduce GHG emissions by approximately 530 Kt over the life of mine, which could save approximately 180 million litres of fuel over the same period.

Great Bear

The Company continues to make excellent progress at the world-class Great Bear project in Red Lake, Ontario and expects to declare an initial mineral resource as part of its 2022 year-end results.

Drilling results continue to support the view of a high-grade deposit that underpins a large, long-life mining complex. Results have also confirmed gold mineralization with good widths and high grades, including high-grade mineralization at depths of more than 500 metres. These results support the view that the LP Fault zone, the largest discovery to date at the project, can support a sizeable, long-life, open-pit mine. The Company has received additional assay results since its last update on June 28, 2022, with a selection of the

1 2022 guidance is based on a gold price of $1,800 per ounce and an oil price of $100 per barrel (including a $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on fuel consumption costs on production cost of sales per ounce), as disclosed in Kinross’ Q1 2022 MD&A. The other key assumptions and sensitivities disclosed in the Company’s original guidance on February 16, 2022 have not changed.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

   new results from targets at the LP Fault zone.

To date, Kinross has drilled approximately 100,000 metres and is on track to complete 200,000 metres of exploration and infill drilling in 2022 at the LP Fault zone. The 35,000-metre grade control drilling program has now been completed, confirming the Company’s view of the high-grade core in the LP Fault zone. The program has improved Kinross’ understanding of the continuity and distribution of the high grade intercepts in the LP Fault zone.

Baseline environmental surveys and local community socio-economic studies required for the permitting process are progressing well and all key work packages have been awarded for scoping-level engineering work. Kinross continues to advance its comprehensive local community outreach and engagement program, with a focus on the Wabauskang and Lac Seul First Nations, on whose traditional territories the project is located. The Company is on schedule to commence a Great Bear pre-feasibility study in 2023.

Manh Choh

The Company announced that it is proceeding with development of the 70%-owned Manh Choh project in Alaska with the completion of the project feasibility study (“FS”) ahead of schedule. The project is expected to increase Kinross’ production profile in Alaska by a total of approximately 640,000 attributable gold equivalent ounces over the life of mine at lower costs. Including Manh Choh, the Company expects to produce an average of approximately 400,000 attributable gold equivalent ounces per year from 2024 to 2027 from its Alaskan assets.

The early works program has begun at the project, with camp refurbishments and preparation for construction activities now underway. The Company is also continuing its comprehensive community programs and prioritizing local economic benefits as it develops the project. Permitting activities are advancing well, with major permit applications submitted in December 2021 and regulatory reviews well underway. Production is expected to commence in the second half of 2024 with a mine plan that consists of two small, open pits that will be mined concurrently over 4.5 years.

The FS outlines the plan to batch process high-grade Manh Choh ore at the Fort Knox mill, with grades expected to be approximately 8 g/t, or 10 times the current average mill grade at Fort Knox. The FS plan expects to lower Fort Knox’s average life of mine all-in sustaining cost and increase cash flow. By utilizing existing infrastructure, the FS plan unlocks the project’s value and avoids the construction of a mill or tailings facilities to reduce environmental disturbance at the project site.

Lobo-Marte

Following the completion of a feasibility study for the Lobo-Marte project in Chile in November 2021, the Company continues to believe in the project’s long-term development potential as a large, low-cost mine. As previously disclosed, project timing would be dependent on the conclusion of mining at La Coipa, which is located approximately 50 kilometres northwest of Lobo-Marte. Other factors that may impact a go-forward decision include the gold price, economic returns, permitting, and other priorities in the Company’s portfolio and potential opportunities in the region.

Round Mountain Gold Hill exploration

At the Gold Hill exploration project in Nevada, which is located approximately seven kilometres northeast of Round Mountain, exploration drilling has extended the main and Alexandria veins over 300 metres and 200 metres down dip. New geophysical data confirms multiple deposit-scale trends along strike at Gold Hill and results shows significant strike continuity and the open, un-tested nature of the trend.

Curlew Basin exploration

At the Curlew exploration project in Washington State, which is located approximately 35 kilometres north of the Company’s Kettle River mill by paved road, drilling from underground has improved the understanding of mineralized vein orientations. In addition to results from the Stealth and Galaxie targets at Curlew, the Lower Portal drill results have shown excellent growth potential to the project’s resource growth. Curlew encompasses a 6.5-square-kilometre area and Kinross is on schedule to declare a total mineral inventory of 1 million gold equivalent ounces by year-end 2022 at the project.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Other developments

Completed divestment of Russia assets

On June 15, 2022, Kinross announced that it had completed the sale of 100% of its Russian assets to the Highland Gold Mining group of companies for total consideration of $340 million in cash. Kinross received $300 million in U.S. denominated cash in its corporate account at closing with a deferred payment of $40 million due on the one-year anniversary of closing.

As disclosed on April 5, 2022, the previously agreed total consideration for the transaction was $680 million, which included a payment of $100 million upon closing, with the remaining $580 million scheduled to be received in annual payments from 2023 through to 2027. The transaction consideration was adjusted by the parties following a review by the Russian Sub-commission on the Control of Foreign Investments, which approved this transaction for a purchase price not exceeding $340 million. With the approval and completion of the sale, Kinross has divested all of its interests in Russia and has no further obligations or liabilities in the country.

Update on divestment of Ghanaian assets

On April 25, 2022, Kinross announced the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation for total consideration of $225 million in cash and shares. The sale is now expected to close in August 2022.

Round Mountain mine optimization

The Company continues to advance the Round Mountain mine optimization program, which is on schedule to be completed later this year. The program is optimizing the mine plan sequence for Phase W, which is expected to be divided into four parts. Mining for the first two parts is ongoing and is expected to continue over the next two to three years as part of the open-pit mining plan. Phase S mining is now expected to start early next year as part of the optimized mining sequence, with permits now in hand. Longer-term mine plan scenarios post-2024 are analyzing optimized stripping requirements for the third and fourth parts of Phase W mining. Underground mining potential is also being evaluated for the deeper portions of Phase W and Phase X. Plans for the development of an exploration drift at Phase X continue to advance well, with construction expected to begin in the fourth quarter of 2022.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

5.	CONSOLIDATED RESULTS OF OPERATIONS
Operating Highlights
	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces and per ounce amounts)	2022	2021	Change	% Change		2022	2021	Change	% Change
Operating Statistics
Total gold equivalent ounces(a),(d)
Produced(b)	560,852	541,954	18,898	3%		1,070,093	1,105,120	(35,027)	(3%	)
Sold(b)	512,431	551,871	(39,440)	(7%	)	1,007,906	1,104,069	(96,163)	(9%	)

Total gold equivalent ounces from continuing operations(a),(e)
Produced(b)	453,978	381,474	72,504	19%		832,399	778,494	53,905	7%
Sold(b)	439,078	390,230	48,848	13%		812,806	779,131	33,675	4%

Attributable gold equivalent ounces(a),(d)
Produced(b)	557,491	538,091	19,400	4%		1,063,239	1,096,868	(33,629)	(3%	)
Sold(b)	508,731	547,819	(39,088)	(7%	)	1,000,625	1,095,903	(95,278)	(9%	)

Gold ounces - sold from continuing operations(e)	434,086	386,336	47,750	12%		805,421	771,593	33,828	4%
Silver ounces - sold from continuing operations (000's)(e)	413	265	148	56%		600	514	86	17%
Average realized gold price per ounce from continuing operations(c),(e)	$1,872	$1,814	$58	3%		$1,874	$1,800	$74	4%

Financial data from Continuing Operations(e)
Metal sales	$821.5	$707.9	$113.6	16%		$1,522.4	$1,402.3	$120.1	9%
Production cost of sales	$450.8	$331.8	$119.0	36%		$813.9	$624.2	$189.7	30%
Depreciation, depletion and amortization	$180.5	$189.6	$(9.1)	(5%	)	$347.0	$357.1	$(10.1)	(3%	)
Operating earnings	$64.0	$87.5	$(23.5)	(27%	)	$166.5	$233.5	$(67.0)	(29%	)
Net (loss) earnings from continuing operations attributable to common shareholders	$(9.3)	$30.1	$(39.4)	(131%	)	$72.0	$109.2	$(37.2)	(34%	)

(a)
"Total gold equivalent ounces" includes 100% of Chirano production. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production. “Attributable all-in cost” includes Kinross’ share of Manh Choh (70%) costs.

(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2022 was 82.76:1 (second quarter of 2021 - 68.05:1). The ratio for the first six months of 2022 was 80.36:1 (first six months of 2021 – 68.19:1).

(c)	"Average realized gold price per ounce from continuing operations" is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(d)
Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol and Dvoinoye mines up to their disposal, and from the Chirano mine up to June 30, 2022.

(e)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. In the second quarter of 2022, the Company announced its plan to sell the Chirano mine in Ghana. Results for the three and six months ended June 30, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued as at June 30, 2022.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Operating Earnings (Loss) from Continuing Operations by Segment(a)

	Three months ended June 30,					Six months ended June 30,
(in millions)	2022	2021	Change	% Change(d)		2022	2021	Change	% Change(d)
Operating segments
Fort Knox	$24.9	$18.0	$6.9	38%		$33.4	$35.9	$(2.5)	(7%	)
Round Mountain	6.4	29.0	(22.6)	(78%	)	28.9	76.3	(47.4)	(62%	)
Bald Mountain	7.8	(8.7)	16.5	190%		7.1	(1.6)	8.7	nm
Paracatu	73.4	96.0	(22.6)	(24%	)	115.5	199.8	(84.3)	(42%	)
Tasiast	51.4	7.6	43.8	nm		130.8	44.6	86.2	193%
Non-operating segments
Great Bear(b)	(16.1)	-	(16.1)	nm		(20.1)	-	(20.1)	nm
Corporate and other(c)	(83.8)	(54.4)	(29.4)	(54%	)	(129.1)	(121.5)	(7.6)	(6%	)
Total	$64.0	$87.5	$(23.5)	(27%	)	$166.5	$233.5	$(67.0)	(29%	)

(a)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. In the second quarter of 2022, the Company announced its plan to sell the Chirano mine in Ghana.  Results for the three and six months ended June 30, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, due to the classification of these operations as discontinued as at June 30, 2022.

(b)	On February 24, 2022, the Company acquired Great Bear.
(c)
"Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh and Maricunga).

(d)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Mining Operations
Fort Knox (100% ownership and operator) – USA

	Three months ended June 30,					Six months ended June 30,
	2022	2021	Change	% Change(c)		2022	2021	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	14,591	9,560	5,031	53%		28,334	17,734	10,600	60%
Tonnes processed (000's)(a)	15,045	9,803	5,242	53%		29,907	18,950	10,957	58%
Grade (grams/tonne)(b)	0.72	0.70	0.02	3%		0.69	0.64	0.05	8%
Recovery(b)	80.8%	80.7%	0.1%	0%		80.4%	80.5%	(0.1% )	(0%	)
Gold equivalent ounces:
Produced	77,184	63,302	13,882	22%		131,987	119,117	12,870	11%
Sold	77,698	62,163	15,535	25%		130,511	117,724	12,787	11%

Financial Data (in millions)
Metal sales	$145.4	$113.0	$32.4	29%		$243.5	$211.5	$32.0	15%
Production cost of sales	92.6	67.7	24.9	37%		160.0	125.4	34.6	28%
Depreciation, depletion and amortization	26.1	26.7	(0.6)	(2%	)	47.0	49.2	(2.2)	(4%	)
	26.7	18.6	8.1	44%		36.5	36.9	(0.4)	(1%	)
Other operating expense	-	0.2	(0.2)	nm		0.2	0.5	(0.3)	(60%	)
Exploration and business development	1.8	0.4	1.4	nm		2.9	0.5	2.4	nm
Segment operating earnings	$24.9	$18.0	$6.9	38%		$33.4	$35.9	$(2.5)	(7%	)

(a)
Includes 12,785,000 and 25,795,000 tonnes placed on the heap leach pad during the second quarter and first six months of 2022, respectively (second quarter and first six months of 2021 - 7,864,000 and 15,259,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.19 and 0.18 grams per tonne during the second quarter and first six months of 2022, respectively (second quarter and first six months of 2021 - 0.22 and 0.21 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Second quarter 2022 vs. Second quarter 2021
Tonnes of ore mined increased by 53% in the second quarter of 2022 largely due to planned mine sequencing. During the second quarter of 2022, mining activities were primarily focused on mining a higher proportion of leachable ore from Phase 9 and mill ore from Gil. Tonnes of ore processed increased by 53%, compared to the second quarter of 2021, due to an increase in tonnes placed on the Barnes Creek heap leach facility. Mill grades increased by 3% due to mine sequencing. Gold equivalent ounces produced and sold increased by 22% and 25%, respectively, compared to the second quarter of 2021, largely due to an increase in mill throughput and grade and an increase in ounces recovered from the heap leach pads. Gold equivalent ounces sold in the second quarter of 2022 were higher than production due to timing of sales.
During the second quarter of 2022, metal sales increased by 29% compared to the same period in 2021, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales increased by 37% compared to the second quarter of 2021, primarily due to the increase in gold equivalent ounces sold and inflationary cost pressures on consumables. Depreciation, depletion, and amortization in the second quarter of 2022 was comparable to the same period in 2021, due to the increase in mineral reserves at the end of 2021 offset by the increase in gold equivalent ounces sold.
First six months of 2022 vs. First six months of 2021
In the first six months of 2022, tonnes of ore mined increased by 60%, compared to the same period in 2021, largely due to planned mine sequencing. During the first six months of 2022, mining activities were primarily focused on mining a higher proportion of leachable ore from Phase 9 and mill ore from Gil. Tonnes of ore processed increased by 58%, compared to the first six months of 2021, primarily due to an increase in tonnes placed on the Barnes Creek heap leach facility. Mill grades increased by 8% due to mine sequencing. Gold equivalent ounces produced and sold in the first six months of 2022 each increased by 11%, compared to the same period in 2021, due to an increase in ounces recovered from the heap leach pads and an increase in mill throughput and grades.
Metal sales increased by 15% in the first six months of 2022, compared to the same period in 2021, due to the increase in gold equivalent ounces sold and an increase in average metal prices realized. Production cost of sales increased by 28% in the first six

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

months of 2022, compared to the same period in 2021, due to the increase in gold equivalent ounces sold, inflationary cost pressures on consumables, and an increase in operating waste mined. Depreciation, depletion, and amortization decreased by 4% in the first six months of 2022, compared to the same period in 2021, due to an increase in mineral reserves at the end of 2021, largely offset by the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Round Mountain (100% ownership and operator) – USA

	Three months ended June 30,					Six months ended June 30,
	2022	2021	Change	% Change		2022	2021	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	6,702	2,551	4,151	163%		10,469	6,394	4,075	64%
Tonnes processed (000's)(a)	7,460	3,685	3,775	102%		11,597	8,680	2,917	34%
Grade (grams/tonne)(b)	0.67	0.54	0.13	24%		0.73	0.61	0.12	20%
Recovery(b)	78.1%	76.4%	1.7%	2%		78.4%	78.8%	(0.4% )	(1%	)
Gold equivalent ounces:
Produced	56,709	67,928	(11,219)	(17%	)	102,028	142,214	(40,186)	(28%	)
Sold	51,455	71,935	(20,480)	(28%	)	98,414	145,813	(47,399)	(33%	)

Financial Data (in millions)
Metal sales	$96.0	$130.8	$(34.8)	(27%	)	$183.6	$262.4	$(78.8)	(30%	)
Production cost of sales	74.8	60.2	14.6	24%		127.1	123.3	3.8	3%
Depreciation, depletion and amortization	11.7	17.4	(5.7)	(33%	)	23.8	34.4	(10.6)	(31%	)
	9.5	53.2	(43.7)	(82%	)	32.7	104.7	(72.0)	(69%	)
Other operating expense	1.3	23.2	(21.9)	(94%	)	1.7	27.0	(25.3)	(94%	)
Exploration and business development	1.8	1.0	0.8	80%		2.1	1.4	0.7	50%
Segment operating earnings	$6.4	$29.0	$(22.6)	(78%	)	$28.9	$76.3	$(47.4)	(62%	)

(a)
Includes 6,515,000 and 9,723,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2022, respectively (second quarter and first six months of 2021 – 2,552,000 and 6,571,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.32 and 0.34 grams per tonne during the second quarter and first six months of 2022 (second quarter and first six months of 2021 – 0.38 and 0.43 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Second quarter 2022 vs Second quarter 2021
Tonnes of ore mined increased by 163% compared to the second quarter of 2021, primarily due to precautionary measures taken after wall instability in the north wall of the pit was detected by the site’s comprehensive monitoring system late in the first quarter of 2021. Tonnes of ore processed increased compared to the second quarter of 2021, largely due to an increase in tonnes of ore placed on the heap leach pads. Mill grades increased by 24% compared to the second quarter of 2021, due to mine sequencing. Gold equivalent ounces produced and sold decreased by 17% and 28%, respectively, compared to the second quarter of 2021, due to a decrease in ounces recovered from the heap leach pads.
Metal sales decreased by 27% in the second quarter of 2022 compared to the same period in 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased by 24% compared to the second quarter of 2021, largely due to inflationary cost pressures on consumables and an increase in operating waste mined, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 33% in the second quarter of 2022 compared to the same period in 2021, primarily due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2021. Other operating expense for the second quarter of 2021 included costs associated with stabilizing the north wall.
First six months of 2022 vs. First six months of 2021
In the first six months of 2022, tonnes of ore mined increased by 64%, compared to the same period in 2021, primarily due to precautionary measures taken after wall instability in the north wall of the pit was detected late in the first quarter of 2021, as mentioned above. Tonnes of ore processed increased by 34%, compared to the first six months of 2021, largely due to an increase in tonnes of ore placed on the heap leach pads. Mill grades increased by 20% compared to the first six months of 2021, due to mine sequencing. In the first six months of 2022, gold equivalent ounces produced and sold decreased by 28% and 33%, respectively, compared to the same period in 2021, primarily due to timing of ounces recovered from the heap leach pads.
Metal sales decreased by 30% in the first six months of 2022 compared to same period in 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased by 3% in the first six months of 2022 compared to same period 2021, largely due to inflationary cost pressures on consumables and an increase in operating waste mined, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 31% primarily due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2021. Other operating expense for the first six months of 2021 included costs associated with stabilizing the north wall.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Bald Mountain (100% ownership and operator) – USA

	Three months ended June 30,					Six months ended June 30,
	2022	2021	Change	% Change(b)		2022	2021	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000's)	4,945	5,875	(930)	(16%	)	8,815	7,900	915	12%
Tonnes processed (000's)	4,945	5,875	(930)	(16%	)	8,815	7,900	915	12%
Grade (grams/tonne)	0.60	0.57	0.03	5%		0.61	0.54	0.07	13%
Gold equivalent ounces:
Produced	54,108	36,887	17,221	47%		90,179	88,295	1,884	2%
Sold	54,472	41,383	13,089	32%		95,489	89,633	5,856	7%

Financial Data (in millions)
Metal sales	$102.3	$75.0	$27.3	36%		$178.8	$160.8	$18.0	11%
Production cost of sales	54.5	41.6	12.9	31%		94.8	78.6	16.2	21%
Depreciation, depletion and amortization	38.4	39.1	(0.7)	(2%	)	73.5	79.3	(5.8)	(7%	)
	9.4	(5.7)	15.1	nm		10.5	2.9	7.6	nm
Other operating expense	0.3	0.9	(0.6)	(67%	)	0.8	1.2	(0.4)	(33%	)
Exploration and business development	1.3	2.1	(0.8)	(38%	)	2.6	3.3	(0.7)	(21%	)
Segment operating earnings (loss)	$7.8	$(8.7)	$16.5	190%		$7.1	$(1.6)	$8.7	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	“nm” means means not meaningful.
Second quarter 2022 vs. Second quarter 2021
In the second quarter of 2022, tonnes of ore mined and processed each decreased by 16%, compared to the second quarter of 2021, due to planned mine sequencing. During the second quarter of 2022, mining activities were primarily focused on various smaller satellite pits in the North area. Grade increased by 5% compared to the second quarter of 2021, due to planned mine sequencing. Gold equivalent ounces produced and sold increased by 47% and 32%, respectively, compared to the second quarter of 2021, largely due to the increase in ounces recovered from the heap leach pads. Gold equivalent ounces sold in the second quarter of 2022 were higher than production due to timing of sales.
In the second quarter of 2022, metal sales increased by 36% compared to the same period in 2021, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales increased by 31% compared to the second quarter of 2021, largely due to the increase in gold equivalent ounces sold and inflationary cost pressures on consumables, partially offset by a decrease in operating waste mined. Depreciation, depletion and amortization was comparable to the second quarter of 2021, primarily due to the decrease in the depreciable asset base, offset by the increase in gold equivalent ounces sold.
First six months of 2022 vs. First six months of 2021
In the first six months of 2022, tonnes of ore mined and processed each increased by 12%, compared to the same period in 2021, due to planned mine sequencing. During the first six months of 2022, mining activities were primarily focused on various smaller satellite pits in the North area. Grade increased by 13% compared to the first six months of 2021, due to planned mine sequencing. Gold equivalent ounces produced and sold increased by 2% and 7%, respectively, in the first six months of 2022, compared to the same period in 2021, due to the increase in ounces recovered from the heap leach pads. Gold equivalent ounces sold in the first six months of 2022 were higher than production due to timing of sales.
In the first six months of 2022, metal sales increased by 11% compared to the same period in 2021, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales in the first six months of 2022 increased by 21% compared to the same period in 2021, due to the increase in gold equivalent ounces sold and inflationary cost pressures on consumables, partially offset by a decrease in operating waste mined. Depreciation, depletion and amortization decreased by 7% compared to the first six months of 2021, due to the decrease in the depreciable asset base, partially offset by the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Paracatu (100% ownership and operator) – Brazil

	Three months ended June 30,					Six months ended June 30,
	2022	2021	Change	% Change		2022	2021	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	11,011	12,624	(1,613)	(13%	)	17,176	25,236	(8,060)	(32%	)
Tonnes processed (000's)	15,133	14,138	995	7%		28,778	29,510	(732)	(2%	)
Grade (grams/tonne)	0.35	0.37	(0.02)	(5%	)	0.34	0.38	(0.04)	(11%	)
Recovery	75.1%	76.3%	(1.2% )	(2%	)	75.0%	75.7%	(0.7% )	(1%	)
Gold equivalent ounces:
Produced	129,423	150,919	(21,496)	(14%	)	237,432	277,466	(40,034)	(14%	)
Sold	133,472	143,474	(10,002)	(7%	)	235,358	270,285	(34,927)	(13%	)

Financial Data (in millions)
Metal sales	$250.0	$260.0	$(10.0)	(4%	)	$439.7	$485.8	$(46.1)	(9%	)
Production cost of sales	129.6	108.7	20.9	19%		236.2	191.5	44.7	23%
Depreciation, depletion and amortization	46.0	50.7	(4.7)	(9%	)	85.6	88.4	(2.8)	(3%	)
	74.4	100.6	(26.2)	(26%	)	117.9	205.9	(88.0)	(43%	)
Other operating expense	0.8	4.3	(3.5)	(81%	)	1.9	5.7	(3.8)	(67%	)
Exploration and business development	0.2	0.3	(0.1)	(33%	)	0.5	0.4	0.1	25%
Segment operating earnings	$73.4	$96.0	$(22.6)	(24%	)	$115.5	$199.8	$(84.3)	(42%	)

Second quarter 2022 vs. Second quarter 2021
Tonnes of ore mined decreased by 13% compared to the second quarter of 2021, largely due to planned mine sequencing which focused on stripping in the South-West area of the pit to access higher grade Phase 13b ore for the second half of the year. Tonnes of ore processed increased by 7% compared to the second quarter of 2021, mainly due to an increase in mill availability and drawdown of stockpiles to supplement the decrease in mined ore. Grade decreased by 5% compared to the second quarter of 2021, largely due to planned mine sequencing. In the second quarter of 2022, gold equivalent ounces produced and sold decreased by 14% and 7%, respectively, compared to the same period in 2021, primarily due to the decrease in grade and timing of ounces processed through the mill. Gold equivalent ounces sold in the second quarter of 2022 were higher than production due to timing of sales.

Metal sales decreased by 4% compared to the second quarter of 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased by 19% compared to the same period in 2021, largely due to inflationary cost pressures on consumables, labour and maintenance costs compounded by unfavourable foreign exchange movements compared to the second quarter of 2021, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 9%, compared to the same period in 2021, due to the decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base.
First six months of 2022 vs. First six months of 2021
In the first six months of 2022, tonnes of ore mined decreased by 32% compared to the same period in 2021, largely due to planned mine sequencing, which focused on stripping in the South-West area of the pit to access higher grade Phase 13b ore for the second half of the year. Tonnes of ore processed decreased by 2% compared to the same period in 2021, due to temporary mill downtime due to a conveyor belt failure in the first quarter of 2022. Grades decreased by 11% in the first six months of 2022, compared to the same period in 2021, largely due to planned mine sequencing. Gold equivalent ounces produced and sold decreased by 14% and 13%, respectively, compared to the first six months of 2021, largely due to the decrease in grade and timing of ounces processed through the mill.
Metal sales for the first six months of 2022 decreased by 9% compared to the same period in 2021, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. In the first six months of 2022, production cost of sales increased by 23%, compared to the same period in 2021, largely due to inflationary cost pressures on consumables and labour, as well as increases in operating waste mined and maintenance costs, compounded by unfavourable foreign exchange movements compared to the first six months of 2021, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 3% in the first six months of 2022, compared to the same period in 2021, due to the decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Tasiast (100% ownership and operator) – Mauritania

	Three months ended June 30,						Six months ended June 30,
	2022	2021	Change		% Change(a)		2022	2021	Change		% Change(a)
Operating Statistics
Tonnes ore mined (000's)	3,053	818	2,235		nm		6,515	1,661	4,854		nm
Tonnes processed (000's)	1,680	1,161	519		45%		3,204	2,665	539		20%
Grade (grams/tonne)(a)	2.51	1.67	0.84		50%		2.53	1.77	0.76		43%
Recovery(a)	89.1%	95.1%	(6.0%	)	(6%	)	91.6%	95.3%	(3.7%	)	(4%	)
Gold equivalent ounces:
Produced	129,140	62,438	66,702		107%		262,835	151,402	111,433		74%
Sold	114,064	70,695	43,369		61%		244,259	154,365	89,894		58%

Financial Data (in millions)
Metal sales	$213.2	$128.0	$85.2		67%		$460.6	$279.4	$181.2		65%
Production cost of sales	93.3	53.2	40.1		75%		189.1	104.5	84.6		81%
Depreciation, depletion and amortization	56.4	54.2	2.2		4%		113.5	102.5	11.0		11%
	63.5	20.6	42.9		nm		158.0	72.4	85.6		118%
Other operating expense	10.6	12.4	(1.8)		(15%	)	24.8	26.7	(1.9)		(7%	)
Exploration and business development	1.5	0.6	0.9		150%		2.4	1.1	1.3		118%
Segment operating earnings	$51.4	$7.6	$43.8		nm		$130.8	$44.6	$86.2		193%
(a)	"nm" means not meaningful.
Second quarter 2022 vs. Second quarter 2021
Tonnes of ore mined increased compared to the second quarter of 2021, mainly due to mine sequencing, which allowed access to a lower strip ratio section of West Branch 4 in the second quarter of 2022. Tonnes of ore processed increased by 45% compared to the second quarter of 2021 with the ramp-up of the 21k project. During the second quarter, throughput above 21,000 tonnes per day was achieved on multiple days, but was offset by downtime for tie-ins as part of the 24k project. Mill grades increased by 50% in the second quarter of 2022 compared to the same period in 2021, mainly due to planned mine sequencing involving a higher-grade section of West Branch 4. In the second quarter of 2022, gold equivalent ounces produced and sold increased by 107% and 61%, respectively, compared to the same period in 2021, largely due to the increase in grade and throughput.
In the second quarter of 2022, metal sales increased by 67% compared to the second quarter of 2021, due to increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 75% in the second quarter of 2022, compared to the same period in 2021, primarily due to the increase in gold equivalent ounces sold and higher operating waste mined in the quarter, as well as inflationary cost pressures on consumables. Depreciation, depletion and amortization increased by 4% in the second quarter of 2022, primarily due to the increase in gold equivalent ounces sold.
First six months of 2022 vs. First six months of 2021
Tonnes of ore mined increased in the first six months of 2022 compared to the first six months of 2021, primarily due to mine sequencing involving the completion of mining in West Branch 3 in the first quarter of 2021 and access to a lower strip ratio section of West Branch 4 in the first six months of 2022. Tonnes of ore processed in the first six months of 2022 increased by 20% compared to the same period in 2021 due to ramp-up of the 21k project in 2022. Mill grades in the first six months of 2022 increased by 43%, compared to the same period in 2021, mainly due to planned mine sequencing involving a higher grade section of West Branch 4. Gold equivalent ounces produced and sold increased by 74% and 58%, respectively, compared to the first six months of 2021, primarily due to the higher mill grades and throughput.
Metal sales in the first six months of 2022 increased by 65%, compared to the first six months of 2021, due to increases in gold equivalent ounces sold and average metal prices realized. In the first six months of 2022, production cost of sales increased by 81%, compared to the same period in 2021, primarily due to the increase in gold equivalent ounces sold, and higher operating waste mined in the first six months of 2022. Depreciation, depletion and amortization increased by 11%, compared to the first six months of 2021, primarily due to the increase in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Maricunga (100% ownership and operator) – Chile
As a result of the suspension of mining and crushing activities at Maricunga in the fourth quarter of 2019, no ore was mined or processed in both the second quarters of 2022 and 2021. No further production is expected while Maricunga continues to sell its remaining finished metals inventories.
In the second quarter of 2022, gold equivalent ounces sold of 818 increased by 41% compared to gold equivalent ounces sold of 580 for the second quarter of 2021. Metal sales and operating loss were $1.5 million and $(41.6) million, respectively, for the second quarter of 2022, compared to $1.1 million and $(2.4) million, respectively, for the second quarter of 2021. Operating loss includes net reclamation expenses $(38.9) million, for the second quarter of 2022.
In the first six months of 2022, gold equivalent ounces sold of 1,676 increased by 28% compared to gold equivalent ounces sold of 1,311 for the first six months of 2021. Metal sales and operating loss were $3.1 million and $(41.8) million, respectively, for the first six months of 2022, compared to $2.4 million and $(5.8) million, respectively, for the first six months of 2021. Operating loss includes net reclamation expenses $(36.7) million, for the first six months of 2022.
La Coipa (100% ownership and operator) – Chile
In the second quarter of 2022, there were 549,888 and 320,571 tonnes of ore mined and processed, respectively, and 7,414 and 7,099 gold equivalent ounces produced and sold, respectively. Metal sales and operating earnings (loss) were $13.1 million and $10.1 million, respectively, for the second quarter of 2022 and $nil and $(1.3) million, respectively, for the second quarter of 2021.
In the first six months of 2022, there were 724,208 and 378,971 tonnes of ore mined and processed, respectively, and 7,938 and 7,099 gold equivalent ounces produced and sold, respectively. Metal sales and operating earnings (loss) were $13.1 million and $14.3 million, respectively, for the first six months of 2022 and $nil and $(3.8) million, respectively, for first six months of 2021.
Production during the quarter was lower than expected due to temporary delays in the mill ramp-up, which was mainly as a result of issues with the pumps and global supply chain challenges affecting availability of spare parts. The Company expects the mill ramp-up to increase during the second half of the year and significantly increase production. Mining activity at La Coipa advanced on plan during the quarter, with ore stockpiled and available for processing for the expected increase in mill ramp-up. La Coipa now expects to reach full mill capacity in the fourth quarter of 2022 and does not expect the mill ramp-up delays to impact its life of mine production estimates. Kinross continues to study opportunities to further extend mine life by incorporating adjacent pits into the mine plan.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Discontinued operations
Russian operations (100% ownership and operator) – Russian Federation
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million is receivable on the one-year anniversary of closing. The previously agreed total consideration for the transaction of $680.0 million was adjusted by the parties following review by the recently formed Russian Sub-commission on the Control of Foreign Investments, which approved the transaction for a purchase price not exceeding $340.0 million. The Company’s Russian operations have been classified as discontinued operations.
In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, during the three months ended March 31, 2022, and a loss on disposition of $80.9 million during the three months ended June 30, 2022.

	Three months ended June 30,					Six months ended June 30,
	2022	2021	Change	% Change(f)		2022	2021	Change	% Change(f)
Operating Statistics(a)
Tonnes ore mined (000's)	254	319	(65)	(20%	)	570	631	(61)	(10%	)
Tonnes processed (000's)	348	423	(75)	(18%	)	762	842	(80)	(10%	)
Grade (grams/tonne):
Gold	5.87	8.43	(2.56)	(30%	)	6.31	8.57	(2.26)	(26%	)
Silver	57.79	77.19	(19.40)	(25%	)	60.57	73.60	(13.03)	(18%	)
Recovery:
Gold	91.2%	95.1%	(3.9% )	(4%	)	93.6%	94.6%	(1.0% )	(1%	)
Silver	85.6%	85.1%	0.5%	1%		85.0%	83.9%	1.1%	1%
Gold equivalent ounces:(c)
Produced	73,265	121,855	(48,590)	(40%	)	169,156	244,107	(74,951)	(31%	)
Sold	36,358	121,124	(84,766)	(70%	)	122,295	243,277	(120,982)	(50%	)
Silver ounces:
Produced (000's)	568	825	(257)	(31%	)	1,296	1,590	(294)	(18%	)
Sold (000's)	34	764	(730)	(96%	)	690	1,527	(837)	(55%	)

Financial Data (in millions)
Metal sales	$60.3	$219.5	$(159.2)	(73%	)	$213.8	$437.3	$(223.5)	(51%	)
Production cost of sales	18.4	74.5	(56.1)	(75%	)	83.8	149.2	(65.4)	(44%	)
Depreciation, depletion and amortization	-	17.2	(17.2)	nm		12.6	35.5	(22.9)	(65%	)
Impairment charges(d)	-	-	-	nm		671.0	-	671.0	nm
	41.9	127.8	(85.9)	(67%	)	(553.6)	252.6	(806.2)	nm
Other operating expense	12.9	6.9	6.0	87%		(28.7)	28.4	(57.1)	nm
Exploration and business development	6.0	9.2	(3.2)	(35%	)	13.6	14.5	(0.9)	(6%	)
	$23.0	$111.7	$(88.7)	(79%	)	$(538.5)	$209.7	$(748.2)	nm
Other (income) expense - net(e)	40.2	(1.1)	41.3	nm		42.5	0.8	41.7	nm
Net (loss) earnings before tax	$(17.2)	$112.8	$(130.0)	(115%	)	$(581.0)	$208.9	$(789.9)	nm
Income tax expense	19.0	20.8	(1.8)	(9%	)	61.2	43.5	17.7	41%
Net (loss) earnings from discontinued operations	$(36.2)	$92.0	$(128.2)	(139%	)	$(642.2)	$165.4	$(807.6)	nm

(a)	Operating statistics include the results of the Kupol and Dvoinoye mines. Mining activities were completed at Dvoinoye in the fourth quarter of 2020.
(b)	Tonnes of ore mined relates entirely to the Kupol mine during the second quarter and first six months of 2022 and 2021.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2022 was 82.76:1 (second quarter of 2021 - 68.05:1). The ratio for the first six months of 2022 was 80.36:1 (first six months of 2021 – 68.19:1).

(d)	At March 31, 2022, the Company recognized an impairment charge of $671.0 million related to the remeasurement of the Company’s Russian operations to fair value less costs to sell.
(e)	Other (income) expense - net for the second quarter and first six months of 2022 includes a loss on disposition of $80.9 million.
(f)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Chirano (90% ownership and operator) – Ghana(a)
On April 25, 2022, the Company announced that it had entered into a sale agreement with Asante to sell its 90% interest in the Chirano mine in Ghana for total consideration of $225.0 million in cash and shares.

As a result, the Company’s Chirano operations have been classified as discontinued operations, and the disposal group, comprised of the related assets and liabilities, have been classified as held for sale as of June 30, 2022.

	Three months ended June 30,					Six months ended June 30,
	2022	2021	Change	% Change(b)		2022	2021	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	736	932	(196)	(21%	)	1,387	1,668	(281)	(17%	)
Tonnes processed (000's)	862	862	-	0%		1,737	1,683	54	3%
Grade (grams/tonne)	1.39	1.54	(0.15)	(10%	)	1.35	1.67	(0.32)	(19%	)
Recovery	87.6%	87.5%	0.1%	0%		86.9%	87.8%	(0.9% )	(1%	)
Gold equivalent ounces:
Produced	33,609	38,625	(5,016)	(13%	)	68,538	82,519	(13,981)	(17%	)
Sold	36,995	40,517	(3,522)	(9%	)	72,805	81,661	(8,856)	(11%	)

Financial Data (in millions)
Metal sales	$68.8	$73.5	$(4.7)	(6%	)	$135.9	$147.8	$(11.9)	(8%	)
Production cost of sales	59.3	53.7	5.6	10%		106.9	106.5	0.4	0%
Depreciation, depletion and amortization	0.6	19.0	(18.4)	(97%	)	14.9	40.2	(25.3)	(63%	)
	8.9	0.8	8.1	nm		14.1	1.1	13.0	nm
Other operating expense	(8.6)	2.0	(10.6)	nm		(4.6)	2.1	(6.7)	nm
Exploration and business development	2.4	4.0	(1.6)	(40%	)	3.8	5.9	(2.1)	(36%	)
	$15.1	$(5.2)	$20.3	nm		$14.9	$(6.9)	$21.8	nm
Other expense (income) - net	-	0.8	(0.8)	nm		(1.1)	1.2	(2.3)	(192%	)
Net earnings (loss) before tax	15.1	(6.0)	21.1	nm		$16.0	$(8.1)	$24.1	nm
Income tax expense (recovery)	9.2	(2.8)	12.0	nm		9.3	(1.6)	10.9	nm
Net earnings (loss) from discontinued operations	$5.9	$(3.2)	$9.1	nm		$6.7	$(6.5)	$13.2	nm

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Exploration and Business Development

	Three months ended June 30,				Six months ended June 30,
(in millions)	2022	2021	Change	% Change	2022	2021	Change	% Change
Exploration and business development	$39.9	$20.7	$19.2	93%	$63.3	$39.0	$24.3	62%

Included in total exploration and business development expense in the second quarter of 2022 are expenditures on exploration and technical evaluations totaling $35.3 million, an increase compared to $15.5 million in the second quarter of 2021, with the increase primarily as a result of spending at Great Bear. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $10.9 million for the second quarter of 2022 compared to $12.5 million for the second quarter of 2021.
Kinross was active on 8 mine sites, near-mine and greenfield initiatives in the second quarter of 2022, with a total of 27,890 metres drilled. In the second quarter of 2021, Kinross was active on 5 mine sites, near-mine and greenfield initiatives, with a total of 12,393 metres drilled.
Included in the total exploration and business development expense in the first six months of 2022 are expenditures on exploration and technical evaluations totaling $53.6 million, compared to $26.7 million during the same period in 2021, with the increase primarily a result of spending at Great Bear. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $19.0 million for the first six months of 2022 compared to $19.2 million for the first six months of 2021.
Kinross was active on 11 mine sites, near-mine and greenfield initiatives in the first six months of 2022, with a total of 46,226 metres drilled. In the first six months of 2021, Kinross was active on 6 mine sites, near-mine and greenfield initiatives, with a total of 16,607 metres drilled.
General and Administrative
	Three months ended June 30,				Six months ended June 30,
(in millions)	2022	2021	Change	% Change	2022	2021	Change	% Change
General and administrative	$30.0	$28.5	$1.5	5%	$60.2	$59.1	$1.1	2%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, U.S., Brazil, Chile, the Netherlands, and the Canary Islands.
Other Income (Expense) – Net

	Three months ended June 30,					Six months ended June 30,
(in millions)	2022	2021	Change	% Change(a)		2022	2021	Change	% Change(a)
Net gains (losses) on dispositions of assets	$1.6	$(8.0)	$9.6	120%		0.1	(8.5)	8.6	101%
Foreign exchange losses - net	(1.7)	(12.5)	10.8	86%		(5.8)	(7.1)	1.3	18%
Other - net	0.8	4.6	(3.8)	(83%	)	(0.3)	3.6	(3.9)	(108%	)
Other income (expense) - net	$0.7	$(15.9)	$16.6	104%		$(6.0)	$(12.0)	$6.0	50%

(a)	"nm" means not meaningful.
Other income (expense) - net was income of $0.7 million in the second quarter of 2022, compared to expense of $15.9 million in the second quarter of 2021. Foreign exchange losses are as a result of the depreciation of various foreign currencies and their resulting impact on foreign denominated expenditures. Other income (expense) – net was an expense of $6.0 million in the first six months of 2022, compared to an expense of $12.0 million in the first six months of 2021, primarily due to the net gain on disposition of assets.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Finance Expense

	Three months ended June 30,				Six months ended June 30,
(in millions)	2022	2021	Change	% Change	2022	2021	Change	% Change
Accretion of reclamation and remediation obligations	$6.2	$2.7	$3.5	130%	$10.2	$5.4	$4.8	89%
Interest expense, including accretion of lease liabilities	17.3	16.4	0.9	5%	34.5	32.1	2.4	7%
Finance expense	$23.5	$19.1	$4.4	23%	$44.7	$37.5	$7.2	19%

Interest expense in the second quarter of 2022 was $17.3 million compared to $16.4 million in the same period in 2021. Interest capitalized in the second quarter of 2022 increased to $14.0 million, compared to $12.9 million in the second quarter of 2021.

Interest expense in the first six months of 2022 was $34.5 million compared to $32.1 million in the same period in 2021. Interest capitalized in the first six months quarter of 2022 decreased to $24.0 million, compared to $27.6 million in the first six months of 2021.
Income and Other Taxes
Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Mauritania, and Ghana.
The Company recorded an income tax expense from continuing operations of $52.7 million in the second quarter of 2022, compared to $24.3 million in the second quarter of 2021. The $52.7 million income tax expense from continuing operations included $4.2 million of deferred tax expense, compared to $11.7 million of deferred tax recovery in the second quarter of 2021, resulting from the net foreign currency translation of tax deductions of the Company’s operation in Brazil. Kinross' combined federal and provincial statutory tax rate for the second quarters of both 2022 and 2021 was 26.5%.
There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.
In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with International Financial Reporting Standards (“IFRS”).
Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.
Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended June 30,					Six months ended June 30,
(in millions)	2022	2021	Change	% Change(c)		2022	2021	Change	% Change(c)
Cash Flow:
Of continuing operations provided from operating activities(a)	$257.1	$277.0	$(19.9)	(7%	)	$355.0	$406.8	$(51.8)	(13%	)
Of discontinued operations (used in) provided from operating activities(a)	(49.2)	111.2	(160.4)	nm		49.2	261.2	(212.0)	(81%	)
Of continuing operations used in investing activities(a)	(171.0)	(203.1)	32.1	16%		(1,324.3)	(408.4)	(915.9)	nm
Of discontinued operations provided from (used in) investing activities(a)	269.9	(23.7)	293.6	nm		252.9	(187.2)	440.1	nm
Of continuing operations (used in) provided from financing activities(a)	(162.7)	(544.9)	382.2	70%		871.8	(609.3)	1,481.1	nm
Of discontinued operations used in financing activities(a)	-	-	-	nm		-	-	-	nm
Effect of exchange rate changes on cash and cash equivalents of continuing operations(a)	(0.4)	0.3	(0.7)	nm		(0.4)	-	(0.4)	nm
Effect of exchange rate changes on cash and cash equivalents of discontinued operations(a)	5.7	2.7	3.0	111%		1.9	1.6	0.3	19%
Increase (decrease) in cash and cash equivalents	149.4	(380.5)	529.9	nm		206.1	(535.3)	741.4	139%
Cash and cash equivalents, beginning of period	454.2	1,056.1	(601.9)	(57%	)	531.5	1,210.9	(679.4)	(56%	)
Cash and cash equivalents of assets held for sale, beginning of period	134.0	-	134.0	nm		-	-	-	nm
Reclassified to assets held for sale(b)	(18.5)	-	(18.5)	nm		(18.5)	-	(18.5)	nm
Cash and cash equivalents, end of period	$719.1	$675.6	$43.5	6%		$719.1	$675.6	$43.5	6%

(a)	The comparative figures have been recast to present results from Russian and Chirano operations as discontinued operations.
(b)	As at June 30, 2022, cash and cash equivalents of the Company’s Chirano operations were classified to assets held for sale.
(c)	“nm” means not meaningful.

In the second quarter of 2022, cash and cash equivalent balances increased by $149.4 million compared to a decrease of $380.5 million in the second quarter of 2021. Cash and cash equivalents increased by $206.1 million in the first six months of 2022 compared to a decrease of $535.3 million in the first six months of 2021. Detailed discussions regarding cash flow movements are noted below.
Operating Activities
Second quarter 2022 vs. Second quarter 2021
Net cash flow of continuing operations provided from operating activities decreased by $19.9 million compared to the second quarter of 2021, mainly due to unfavourable working capital movements.
First six months of 2022 vs. First six months of 2021
In the first six months of 2022, net cash flow of continuing operations provided from operating activities decreased by $51.8 million compared to the same period in 2021, mainly due to the decrease in margins and unfavourable working capital movements, partially offset by lower taxes paid.
Investing Activities
Second quarter 2022 vs. Second quarter 2021
Net cash flow of continuing operations used in investing activities was $171.0 million in the second quarter of 2022 compared to $203.1 million in the second quarter of 2021.
In the second quarter of 2022, cash was primarily used for capital expenditures of $149.4 million. The primary use of cash in the second quarter of 2021 was for capital expenditures of $180.7 million. Interest paid capitalized to property, plant and equipment was $5.6 million in the second quarter of 2022 compared to $7.4 million in the same period in 2021.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

First six months of 2022 vs. First six months of 2021
Net cash flow of continuing operations used in investing activities was $1,324.3 million in the first six months of 2022 compared to $408.4 million in the first six months of 2021.
In the first six months of 2022, the primary uses of cash were for the acquisition of Great Bear ($1,027.5 million, net of cash acquired) and capital expenditures of $250.1 million. In the first six months of 2021, the primary use of cash was for capital expenditures of $362.2 million. Interest paid capitalized to property, plant and equipment was $16.2 million in the first six months of 2022 compared to $30.2 million in the same period in 2021.
The following table presents a breakdown of capital expenditures(a) from continuing operations(b) on a cash basis:

	Three months ended June 30,					Six months ended June 30,
(in millions)	2022	2021	Change	% Change(d)		2022	2021	Change	% Change(d)
Operating segments
Fort Knox	$13.1	$18.7	$(5.6)	(30%	)	$16.0	$44.1	$(28.1)	(64%	)
Round Mountain	20.6	20.2	0.4	2%		36.6	51.5	(14.9)	(29%	)
Bald Mountain	16.2	5.2	11.0	nm		22.0	14.1	7.9	56%
Paracatu	31.2	27.5	3.7	13%		47.2	48.3	(1.1)	(2%	)
Tasiast	24.3	70.2	(45.9)	(65%	)	43.7	138.8	(95.1)	(69%	)
Non-operating segments
Great Bear	-	-	-	nm		-	-	-	nm
Corporate and other(c)	44.0	38.9	5.1	13%		84.6	65.4	19.2	29%
Total	$149.4	$180.7	$(31.3)	(17%	)	$250.1	$362.2	$(112.1)	(31%	)

(a)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(b)
On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. In the second quarter of 2022, the Company announced its plan to sell the Chirano mine in Ghana.  Results for the three and six months ended June 30, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, due to the classification of these operations as discontinued as at June 30, 2022.

(c)	“Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh and Maricunga).
(d)	“nm” means not meaningful.

In the second quarter and first six months of 2022, capital expenditures decreased by $31.3 million and $112.1 million, respectively, compared to the same periods in 2021, primarily due to mine sequencing at Round Mountain and Tasiast involving an increase in operating waste mined and a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.

Financing Activities
Second quarter 2022 vs. Second quarter 2021
Net cash flow of continuing operations used in financing activities was $162.7 million in the second quarter of 2022 compared with $544.9 million in the second quarter of 2021.
In the second quarter of 2022, net cash flow of continuing operations used in financing activities included total debt repayments of $120.0 million, of which $100.0 million was for the revolving credit facility and $20.0 million for the Tasiast loan. Net cash flow of continuing operations used in financing activities also included dividends paid to common shareholders of $39.0 million. In the second quarter of 2021, net cash flow of continuing operations used in financing activities included the $500.0 million repayment of senior notes and dividends paid to common shareholders of $37.9 million.
First six months of 2022 vs. First six months of 2021
Net cash flow of continuing operations provided from financing activities was $871.8 million in the first six months of 2022 compared with net cash flow of continuing operations used in financing activities of $609.3 million in the first six months of 2021.
In the first six months of 2022, net cash flow of continuing operations provided from financing activities included proceeds from the drawdown of debt of $1,097.6 million related to the acquisition of Great Bear. Net cash flow of continuing operations provided from

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

financing activities also included total debt repayments of $120.0 million, of which $100.0 million was for the revolving credit facility and $20.0 million for the Tasiast loan, and dividends paid to common shareholders of $77.9 million. In the first six months of 2021, net cash flow of continuing operations used in financing activities included the $500.0 million repayment of senior notes, dividends paid to common shareholders of $75.7 million and interest paid of $26.9 million.
Balance Sheets
	As at,
	June 30,	December 31,
(in millions)	2022	2021
Cash and cash equivalents	$719.1	$531.5
Current assets	$2,388.7	$1,948.9
Total assets	$10,930.8	$10,428.1
Current liabilities, including current portion of long-term debt	$796.2	$741.4
Total debt and credit facilities, including current portion	$2,610.2	$1,629.9
Total liabilities	$4,604.6	$3,778.5
Common shareholders' equity	$6,255.6	$6,580.9
Non-controlling interests	$70.6	$68.7
At June 30, 2022, Kinross had cash and cash equivalents of $719.1 million, an increase of $187.6 million from the balance as at December 31, 2021, primarily due to the $300.0 million of cash consideration received on completion of the sale of the Company’s Russian operations, partially offset by the reclassification of $18.5 million of cash and cash equivalents related to the Company’s Chirano operations to assets held for sale. Current assets increased by $439.8 million to $2,388.7 million mainly due to the reclassification of all of the assets of the Company’s Chirano operations as held for sale of $396.0 million, the increase in cash and cash equivalents, partially offset by the disposal of the Company’s Russian operations. Total assets increased by $502.7 million to $10,930.8 million, mainly due to the increase in current assets and an increase in property, plant and equipment primarily related to the Great Bear acquisition, partially offset by the disposal of the Company’s Russian operations. Current liabilities increased by $54.8 million to $796.2 million, primarily due to the reclassification of all of the liabilities of the Company’s Chirano operations as held for sale of $153.1 million, partially offset by the disposal of the Company’s Russian operations and a decrease in current income tax payable. Total liabilities increased by $826.1 million to $4,604.6 million, mainly due to the $1.0 billion term loan entered into in the first quarter of 2022 and the increase in current liabilities, partially offset by total debt repayments of $120.0 million and the disposal of the Company’s Russian operations.
As of July 26, 2022, there were 1,300.0 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8.0 million share purchase options outstanding under its share option plan.
On July 27, 2022, the Board of Directors declared a dividend of $0.03 per common share payable on September 1, 2022 to shareholders of record on August 18, 2022.
Financings and Credit Facilities

Senior notes
The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
Revolving credit facility and term loan
As at June 30, 2022, the Company had utilized $206.6 million (December 31, 2021 - $206.5 million) of its $1,500.0 million revolving credit facility, of which $6.6 million was used for letters of credit. During the first quarter of 2022, the Company drew $1,100.0 million on the revolving credit facility to finance the cash portion of the Great Bear acquisition.
On March 7, 2022, the Company completed a new term loan for $1,000.0 million. The Company used the proceeds to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear. The three year term loan, maturing on March 7, 2025, has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

In the second quarter of 2022, the Company repaid $100.0 million of the outstanding balance on the revolving credit facility, and subsequent to June 30, 2022, an additional $100.0 million was repaid.
Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2022, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements at June 30, 2022.
Tasiast loan
The $200.0 million asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38%, with semi-annual interest and principal payments to be made in June and December for the term of the loan.
As at June 30, 2022, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets.
Other
The Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2024, effective July 1, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2022, $232.0 million (December 31, 2021 - $232.3 million) was utilized under this facility.
In addition, at June 30, 2022, the Company had $194.6 million (December 31, 2021 - $180.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.79%.
As at June 30, 2022, $317.3 million (December 31, 2021 - $308.2 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.
The following table outlines the credit facility utilizations and availabilities:

	As at,
	June 30,	December 31,
(in millions)	2022	2021
Utilization of revolving credit facility	$(206.6)	$(206.5)
Utilization of EDC facility	(232.0)	(232.3)
Borrowings	$(438.6)	$(438.8)

Available under revolving credit facility	$1,293.4	$1,293.5
Available under EDC credit facility	68.0	67.7
Available credit	$1,361.4	$1,361.2

Total debt of $2,610.2 million as at June 30, 2022 consists of $1,242.7 million related to the senior notes, $200.0 million related to the revolving credit facility, $997.8 million related to the term loan and $169.7 million related to the Tasiast loan. The current portion of this debt relates to the semi-annual principal repayments on the Tasiast loan of $40.0 million.
Liquidity Outlook
As at June 30, 2022, the Company has $40.0 million in scheduled debt repayments due in the next 12 months relating to the Tasiast loan.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

We believe that the Company’s existing cash and cash equivalents balance of $719.1 million, available credit of $1,361.4 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), debt repayments noted above, reclamation and remediation obligations, lease liabilities, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.
With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.
Contractual Obligations and Commitments
The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at June 30, 2022 and their respective maturities:

Foreign currency	2022	2023	2024
Brazilian real zero cost collars (in millions of U.S. dollars)	$49.5	$68.4	$27.6
Average put strike (Brazilian real)	4.83	5.13	5.55
Average call strike (Brazilian real)	7.04	7.34	9.01
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$25.2	$15.0	$-
Average rate (Canadian dollar)	1.31	1.29	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$63.6	$42.0	$-
Average put strike (Chilean peso)	760	810	-
Average call strike (Chilean peso)	992	1,040	-
Russian rouble zero cost collars (in millions of U.S. dollars)	$30.0	$-	$-
Average put strike (Russian rouble)	74.6	-	-
Average call strike (Russian rouble)	97.7	-	-
Energy
WTI oil swap contracts (barrels)	526,500	565,200	-
Average price	$48.01	$39.58	$-

Subsequent to June 30, 2022, the following new derivative contracts were entered into:
•	$16.75 million of Brazilian real forward contracts at an average rate of 5.59, maturing in 2022
The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At June 30, 2022, 4,365,000 TRS units were outstanding.
In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at June 30, 2022 or December 31, 2021.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Fair value of derivative instruments
The fair values of derivative instruments are noted in the table below:
	As at,
	June 30,	December 31,
(in millions)	2022	2021
Asset (liability)
Foreign currency forward and collar contracts	$6.1	$(4.5)
Energy swap contracts	52.0	40.4
Total return swap contracts	(9.3)	1.7
	$48.8	$37.6
Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings where the matters remain pending.
Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. In addition, the EPA notified SGC that SGC is a potentially responsible party (“PRP”) under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District.
In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which was amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act.
The Utah complaint sought cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it.
In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah. The Court has entered Consent Decrees approving these settlements and dismissed the claims with prejudice. In the second quarter of 2021, SGC and Environmental Restoration dismissed their mutual cross claims with prejudice.
In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ cross-claims, but granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary judgment on this alternative ground for personal jurisdiction over Kinross Gold Corporation.
In October 2021, SGC and Kinross reached a settlement in principle with the United States and the State of Colorado under which SGC shall pay to these parties a total of $45.0 million. In the first quarter of 2022, the parties moved for entry of a Consent Decree as to this settlement. In April 2022, the Court approved and entered the Consent Decree. In addition, SGC and Kinross have resolved claims with the State of Colorado as to alleged natural resource damages and, subsequent to the first quarter of 2022, following court approval of the Consent Decree as to this settlement, SGC paid the State of Colorado $1.6 million. On July 22, 2022, SGC completed the $45.0 million payment to the United States and the State of Colorado in full and final settlement of the claims.
Kettle River-Buckhorn regulatory proceedings
Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Each calendar quarter beginning April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgement as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. This matter remains pending.

Guarantor summarized financial information
The obligations of the Company under the senior notes were guaranteed at June 30, 2022 by the following 100% owned and consolidated subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., White Ice Ventures Limited, and Great Bear Resources Ltd. Great Bear Resources Ltd. was added as a guarantor during the six months ended June 30, 2022. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The summarized financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation’s or the guarantor subsidiaries' equity in the earnings (losses) of and other gains from, intercompany receivables and payables with, and investments in non-guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summarized combined financial information.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Summarized combined statements of operations information

(in millions)	Six months ended June 30, 2022	Year ended December 31, 2021
Revenue	$1,062.1	$2,285.8
Cost of sales	863.4	1,799.3
Gross profit	198.7	486.5
Operating earnings	96.4	293.2
Net earnings before equity in the earnings (losses) of, and other gains from, non- guarantor subsidiaries	16.4	187.3
Equity in the earnings (losses) of, and other gains from, non-guarantor continuing subsidiaries	(31.6)	(307.3)
Equity in the earnings (losses) of, and other gains from, non-guarantor discontinued subsidiaries	(548.9)	341.2
Net earnings	(564.1)	221.2
Net earnings attributable to common shareholders	$(564.1)	$221.2

Summarized combined balance sheet information

	As at,
(in millions)	June 30, 2022	December 31, 2021
Current assets	$1,342.0	$1,019.5
Current assets – with non-guarantor subsidiaries	2,099.5	1,937.9
Non-current assets	4,931.3	3,931.3
Non-current assets – with non-guarantor subsidiaries	3,325.4	4,346.2
Current liabilities	360.9	428.1
Current liabilities – with non-guarantor subsidiaries	582.3	618.9
Non-current liabilities	3,231.2	2,294.8
Non-current liabilities – with non-guarantor subsidiaries	1,268.2	1,312.2

7.	SUMMARY OF QUARTERLY INFORMATION

	2022		2021(a)				2020(a)
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$821.5	$700.9	$614.9	$582.4	$707.9	$694.4	$872.4	$801.1
Net (loss) earnings from continuing operations attributable to common shareholders	$(9.3)	$81.3	$(66.2)	$(72.9)	$30.1	$79.1	$601.4	$144.6
Basic (loss) earnings per share from continuing operations attributable to common shareholders	$(0.01)	$0.06	$(0.05)	$(0.06)	$0.02	$0.06	$0.48	$0.11
Diluted (loss) earnings per share from continuing operations attributable to common shareholders	$(0.01)	$0.06	$(0.05)	$(0.06)	$0.02	$0.06	$0.47	$0.11
Net (loss) earnings from discontinued operations attributable to common shareholders	$(31.0)	$(605.1)	$63.5	$28.0	$89.2	$70.4	$181.9	$96.1
Net (loss) earnings attributable to common shareholders	$(40.3)	$(523.8)	$(2.7)	$(44.9)	$119.3	$149.5	$783.3	$240.7
Basic (loss) earnings per share attributable to common shareholders	$(0.03)	$(0.41)	$-	$(0.04)	$0.09	$0.12	$0.62	$0.19
Diluted (loss) earnings per share attributable to common shareholders	$(0.03)	$(0.41)	$-	$(0.04)	$0.09	$0.12	$0.62	$0.19
Net cash flow of continuing operations provided from operating activities	$257.1	$97.9	$148.0	$140.2	$277.0	$129.9	$557.0	$399.1
(a)	The quarterly results were updated retrospectively to reflect the impact of Chirano and Russian discontinued operations.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. In the second quarter of 2022, the Company announced its plan to sell the Chirano mine in

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Ghana. The comparative quarterly results were updated retrospectively to reflect the impact of the classification of the Russian and Chirano operations as discontinued as at June 30, 2022.
During the second quarter of 2022, revenue from continuing operations was $821.5 million on sales of 439,078 total gold equivalent ounces from continuing operations compared to $707.9 million on sales of 390,230 total gold equivalent ounces from continuing operations during the second quarter of 2021. The average gold price realized in the second quarter of 2022 was $1,872 per ounce compared to $1,814 per ounce in the second quarter of 2021.

Production cost of sales from continuing operations in the second quarter of 2022 increased by 36% compared to the second quarter of 2021, primarily due to an increase in operating waste mined, the timing of capital stripping, and inflationary cost pressures on key consumables, such as fuel, emulsion and reagents, at all mine sites.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

Net cash flow of continuing operations provided from operating activities decreased to $257.1 million in the second quarter of 2022 from $277.0 million in the second quarter of 2021, primarily due to unfavourable working capital movements.
In the fourth quarter of 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The after-tax inventory impairment charge of $69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million. In the fourth quarter of 2020, the Company recorded net, after‐tax, impairment reversals of $564.5 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte, and net, after-tax, impairment charges of $32.5 million relating to certain supplies inventories at Kupol and Tasiast. In the second quarter of 2020, the Company recorded an impairment reversal of $48.3 million related to property, plant and equipment at Lobo-Marte.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.
For the quarter ended June 30, 2022, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates
The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Accounting Changes
The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021, except for the adoption of amendments to IAS 16 “Property, Plant and Equipment” and IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” in this interim period as disclosed in Note 3 of the Company’s interim financial statements for the three and six months ended June 30, 2022 and 2021.

10.	RISK ANALYSIS
The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2021 and for additional information please refer to the Annual Information Form for the year ended December 31, 2021, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.
11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.
All the non-GAAP financial measures and ratios in this document are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued. The comparative information has been recast to exclude Chirano and Russia. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer on an attributable basis, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.
Adjusted Net Earnings from Continuing Operations Attributable to Common Shareholders and Adjusted Net Earnings from Continuing Operations per Share
Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

The following table provides a reconciliation of net (loss) earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except per share amounts)	2022	2021	2022	2021
Net (loss) earnings from continuing operations attributable to common shareholders - as reported	$(9.3)	$30.1	$72.0	$109.2
Adjusting items:
Foreign exchange losses	1.7	12.5	5.8	7.1
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	4.2	(11.8)	(11.5)	(5.5)
Taxes in respect of prior periods	5.1	4.0	10.8	12.6
Reclamation expense	33.7	-	23.9	10.0
COVID-19 costs(a)	-	3.4	-	9.0
Round Mountain pit wall stabilization costs	-	23.1	-	26.6
Tasiast mill fire related costs	-	12.1	-	12.1
Other(b)	1.0	(1.2)	4.5	0.9
Tax effects of the above adjustments	1.0	(5.7)	0.7	(9.8)
	46.7	36.4	34.2	63.0
Adjusted net earnings from continuing operations attributable to common shareholders	$37.4	$66.5	$106.2	$172.2
Weighted average number of common shares outstanding - Basic	1,299.2	1,261.3	1,282.0	1,260.2
Adjusted net earnings from continuing operations per share	$0.03	$0.05	$0.08	$0.14
Basic (loss) earnings from continuing operations per share attributable to common shareholders	$(0.01)	$0.02	$0.06	$0.09

(a)
Includes COVID-19 related labour, health and safety, donations and other support program costs. For the second quarter and first six months ended June 30, 2022, adjusted net earnings has not been adjusted for COVID-19 related costs of $1.1 million and $6.8 million, respectively, incurred at operating sites.

(b)
Other includes various impacts, such as one-time costs at sites, and gains and losses on the sale of assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Free Cash Flow from Continuing Operations
Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less additions to property, plant and equipment. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2022	2021	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$257.1	$277.0	$355.0	$406.8
Less: Additions to property, plant and equipment	(149.4)	(180.7)	(250.1)	(362.2)
Free cash flow from continuing operations	$107.7	$96.3	$104.9	$44.6

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Adjusted Operating Cash Flow from Continuing Operations
Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.
The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2022	2021	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$257.1	$277.0	$355.0	$406.8
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(14.3)	(6.4)	(62.6)	(9.3)
Inventories	63.1	27.4	152.4	59.6
Accounts payable and other liabilities, including income taxes paid	(54.0)	(48.0)	56.2	73.3
	(5.2)	(27.0)	146.0	123.6
Adjusted operating cash flow from continuing operations	$251.9	$250.0	$501.0	$530.4

Production Cost of Sales from Continuing Operations per Ounce Sold on a By-Product Basis
Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.
The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2022	2021	2022	2021
Production cost of sales from continuing operations - as reported	$450.8	$331.8	$813.9	$624.2
Less: silver revenue(a)	(9.0)	(7.1)	(13.4)	(13.6)
Production cost of sales from continuing operations net of silver by-product revenue	$441.8	$324.7	$800.5	$610.6
Gold ounces sold from continuing operations	434,086	386,336	805,421	771,593
Total gold equivalent ounces sold from continuing operations	439,078	390,230	812,806	779,131
Production cost of sales from continuing operations per ounce sold on a by-product basis	$1,018	$840	$994	$791
Production cost of sales from continuing operations per equivalent ounce sold(b)	$1,027	$850	$1,001	$801
See pages 40-41 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Ounce Sold on a By-Product Basis
All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.
All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per ounce)	2022	2021	2022	2021
Production cost of sales from continuing operations - as reported	$450.8	$331.8	$813.9	$624.2
Less: Silver revenue from continuing operations(a)	(9.0)	(7.1)	(13.4)	(13.6)
Production cost of sales from continuing operations net of silver by-product revenue	$441.8	$324.7	$800.5	$610.6
Adjusting items:
General and administrative(d)	30.0	28.5	60.2	59.1
Other operating expense - sustaining(e)	6.2	3.0	11.8	5.3
Reclamation and remediation - sustaining(f)	10.0	9.0	17.8	19.0
Exploration and business development - sustaining(g)	8.6	7.1	15.5	14.6
Additions to property, plant and equipment - sustaining(h)	77.6	61.4	118.7	107.8
Lease payments - sustaining(i)	5.5	7.9	10.7	15.4
All-in Sustaining Cost on a by-product basis	$579.7	$441.6	$1,035.2	$831.8
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	8.9	9.5	21.1	19.2
Reclamation and remediation - non-sustaining(f)	2.1	0.8	3.3	1.7
Exploration and business development - non-sustaining(g)	31.1	13.1	47.6	23.9
Additions to property, plant and equipment - non-sustaining(h)	70.9	118.0	129.6	252.3
Lease payments - non-sustaining(i)	0.2	0.1	0.4	0.2
All-in Cost on a by-product basis - attributable(c)	$692.9	$583.1	$1,237.2	$1,129.1
Gold ounces sold from continuing operations	434,086	386,336	805,421	771,593
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,335	$1,143	$1,285	$1,078
Attributable(c) all-in cost from continuing operations per ounce sold on a by-product basis	$1,596	$1,509	$1,536	$1,463
Production cost of sales from continuing operations per equivalent ounce sold(b)	$1,027	$850	$1,001	$801
See pages 40-41 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Equivalent Ounce Sold
The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.
All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per equivalent ounce)	2022	2021	2022	2021
Production cost of sales from continuing operations - as reported	$450.8	$331.8	$813.9	$624.2
Adjusting items:
General and administrative(d)	30.0	28.5	60.2	59.1
Other operating expense - sustaining(e)	6.2	3.0	11.8	5.3
Reclamation and remediation - sustaining(f)	10.0	9.0	17.8	19.0
Exploration and business development- sustaining(g)	8.6	7.1	15.5	14.6
Additions to property, plant and equipment - sustaining(h)	77.6	61.4	118.7	107.8
Lease payments - sustaining(i)	5.5	7.9	10.7	15.4
All-in Sustaining Cost	$588.7	$448.7	$1,048.6	$845.4
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	8.9	9.5	21.1	19.2
Reclamation and remediation - non-sustaining(f)	2.1	0.8	3.3	1.7
Exploration and business development - non-sustaining(g)	31.1	13.1	47.6	23.9
Additions to property, plant and equipment - non-sustaining(h)	70.9	118.0	129.6	252.3
Lease payments - non-sustaining(i)	0.2	0.1	0.4	0.2
All-in Cost - attributable(c)	$701.9	$590.2	$1,250.6	$1,142.7
Gold equivalent ounces sold from continuing operations	439,078	390,230	812,806	779,131
All-in sustaining cost from continuing operations per equivalent ounce sold	$1,341	$1,150	$1,290	$1,085
Attributable(c) all-in cost from continuing operations per equivalent ounce sold	$1,599	$1,512	$1,539	$1,467
Production cost of sales from continuing operations per equivalent ounce sold(b)	$1,027	$850	$1,001	$801

See pages 40-41 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold – Years Ended December 31, 2021 and 2020
Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the years ended December 31, 2021 and 2020 consolidated statements of operations, as follows:
	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2021	2020
Production cost of sales - as reported	$1,726.1	$1,725.7
Less: portion attributable to Chirano non-controlling interest(j)	(20.2)	(19.6)
Attributable(k) production cost of sales	$1,705.9	$1,706.1
Adjusting items on an attributable(k) basis:
General and administrative(m)	126.6	117.9
Other operating expense - sustaining(n)	10.6	9.6
Reclamation and remediation - sustaining(o)	43.2	54.0
Exploration and business development- sustaining(p)	40.0	48.3
Additions to property, plant and equipment - sustaining(q)	386.0	373.5
Lease payments - sustaining(r)	32.8	19.7
All-in Sustaining Cost - attributable(k)	$2,345.1	$2,329.1
Other operating expense - non-sustaining(n)	38.1	55.9
Reclamation and remediation - non-sustaining(o)	3.4	5.0
Exploration and business development - non-sustaining(p)	91.3	43.3
Additions to property, plant and equipment - non-sustaining(q)	544.6	536.9
Lease payments - non-sustaining(r)	1.0	1.0
All-in Cost - attributable(k)	$3,023.5	$2,971.2
Gold equivalent ounces sold	2,075,738	2,375,548
Less: portion attributable to Chirano non-controlling interest(l)	(14,829)	(16,621)
Attributable(k) gold equivalent ounces sold	2,060,909	2,358,927
Attributable(k) all-in sustaining cost per equivalent ounce sold	$1,138	$987
Attributable(k) all-in cost per equivalent ounce sold	$1,467	$1,260
Consolidated production cost of sales per equivalent ounce sold(s)	$832	$726

See pages 40-41 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

(a)
“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(b)
“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.

(c)	“Attributable” includes Kinross’ share of Manh Choh (70%) costs. As Manh Choh is a non-operating site, the attributable costs are non-sustaining costs and as such only impact the all-in-cost measures.
(d)
“General and administrative” expenses is as reported on the interim condensed consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)
“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.

(h)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2022, primarily related to major projects at La Coipa and Tasiast. Non-sustaining capital expenditures during the three and six months ended June 30, 2021, primarily related to major projects at Tasiast, Round Mountain, Fort Knox and La Coipa.

(i)
“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)
The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine for the years ended December 31, 2021 and 2020.

(k)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs for the years ended December 31, 2021 and 2020.
(l)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine for the years ended December 31, 2021 and 2020.
(m)
“General and administrative” expenses is as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(n)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(o)
“Reclamation and remediation - sustaining” is calculated as accretion related to reclamation and remediation obligations plus amortization of the corresponding reclamation and remediation assets for the years ended December 31, 2021 and 2020, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(p)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, less non-sustaining exploration and business

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.

(q)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations for the years ended December 31, 2021 and 2020, including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2021, primarily related to major projects at Tasiast, La Coipa, Udinsk, Fort Knox, and Round Mountain. Non-sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain.

(r)
“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows for the years ended December 31, 2021 and 2020, and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(s)
“Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations for the years ended December 31, 2021 and 2020, divided by total gold equivalent ounces sold.

Cautionary Statement on Forward-Looking Information
All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, “Other Developments”, “Mining Operations”, “Liquidity Outlook”, as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the Company’s liquidity; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “on plan”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2021, and the Annual Information Form dated March 31, 2022 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (16) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (17) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (18) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (19) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (20) the impacts of the pit wall issues at Round Mountain and carbonaceous material at Bald Mountain being consistent with the Company’s expectations; (21) that the divesture of the Company’s Ghana assets will close in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations or at all; (22) the anticipated mineralization of the Dixie Project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the project; (23) the Company’s estimates regarding the timing of completion of the Tasiast 24k project; and (24) that deferred payments in respect of the Russia or Ghana divestitures will be paid and, in the event any deferred payment is not paid, the applicable security packages will be realized and enforceable in a manner consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil,  Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2022 and the “Cautionary Statement on Forward-Looking Information” in our news release dated July 27, 2022, to which readers are referred and which are incorporated by reference in this presentation, all of which qualify any and all forward‐looking statements made in this presentation. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold2.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.
A $10 per barrel change in the price of oil would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold.
A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,
		2022	2021

Assets
Current assets
Cash and cash equivalents	Note 6	$719.1	$531.5
Restricted cash	Note 6	7.0	11.4
Accounts receivable and other assets	Note 6	158.4	214.5
Current income tax recoverable		6.3	10.2
Inventories	Note 6	1,053.8	1,151.3
Unrealized fair value of derivative assets	Note 7	48.1	30.0
Assets held for sale	Note 5	396.0	-
		2,388.7	1,948.9
Non-current assets
Property, plant and equipment	Note 6	7,870.5	7,617.7
Goodwill	Note 5	-	158.8
Long-term investments	Note 6	85.1	98.2
Other long-term assets	Note 6	586.4	598.0
Deferred tax assets		0.1	6.5
Total assets		$10,930.8	$10,428.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$468.2	$492.7
Current income tax payable		25.9	95.0
Current portion of long-term debt and credit facilities	Note 8	40.0	40.0
Current portion of provisions	Note 9	80.9	90.0
Other current liabilities	Note 6	28.1	23.7
Liabilities held for sale	Note 5	153.1	-
		796.2	741.4
Non-current liabilities
Long-term debt and credit facilities	Note 8	2,570.2	1,589.9
Provisions	Note 9	719.5	847.9
Long-term lease liabilities		30.6	35.1
Other long-term liabilities		129.9	127.4
Deferred tax liabilities		358.2	436.8
Total liabilities		$4,604.6	$3,778.5

Equity
Common shareholders' equity
Common share capital	Note 10	$4,732.5	$4,427.7
Contributed surplus		10,681.6	10,664.4
Accumulated deficit		(9,134.4)	(8,492.4)
Accumulated other comprehensive income (loss)	Note 6	(24.1)	(18.8)
Total common shareholders' equity		6,255.6	6,580.9
Non-controlling interests		70.6	68.7
Total equity		$6,326.2	$6,649.6
Commitments and contingencies	Note 14
Subsequent events	Note 8, 10 and 14
Total liabilities and equity		$10,930.8	$10,428.1

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,299,985,558	1,244,332,772

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2022	2021	2022	2021

Revenue
Metal sales		$821.5	$707.9	$1,522.4	$1,402.3

Cost of sales
Production cost of sales		450.8	331.8	813.9	624.2
Depreciation, depletion and amortization		180.5	189.6	347.0	357.1
Total cost of sales		631.3	521.4	1,160.9	981.3
Gross profit		190.2	186.5	361.5	421.0
Other operating expense		56.3	49.8	71.5	89.4
Exploration and business development		39.9	20.7	63.3	39.0
General and administrative		30.0	28.5	60.2	59.1
Operating earnings		64.0	87.5	166.5	233.5
Other income (expense) - net	Note 6	0.7	(15.9)	(6.0)	(12.0)
Finance income		2.0	1.4	4.2	2.9
Finance expense	Note 6	(23.5)	(19.1)	(44.7)	(37.5)
Earnings from continuing operations before tax		43.2	53.9	120.0	186.9
Income tax expense - net		(52.7)	(24.3)	(48.2)	(78.2)
(Loss) earnings from continuing operations after tax		(9.5)	29.6	71.8	108.7
(Loss) earnings from discontinued operations after tax	Note 5	(30.3)	88.8	(635.5)	158.9
Net (loss) earnings		$(39.8)	$118.4	$(563.7)	$267.6
Net (loss) earnings from continuing operations attributable to:
Non-controlling interests		$(0.2)	$(0.5)	$(0.2)	$(0.5)
Common shareholders		$(9.3)	$30.1	$72.0	$109.2
Net earnings (loss) from discontinued operations attributable to:
Non-controlling interests		$0.7	$(0.4)	$0.6	$(0.7)
Common shareholders		$(31.0)	$89.2	$(636.1)	$159.6
Net earnings (loss) attributable to:
Non-controlling interests		$0.5	$(0.9)	$0.4	$(1.2)
Common shareholders		$(40.3)	$119.3	$(564.1)	$268.8
(Loss) earnings per share from continuing operations attributable to common shareholders
Basic		$(0.01)	$0.02	$0.06	$0.09
Diluted		$(0.01)	$0.02	$0.06	$0.09

(Loss) earnings per share from discontinued operations attributable to common shareholders
Basic		$(0.02)	$0.07	$(0.50)	$0.13
Diluted		$(0.02)	$0.07	$(0.50)	$0.13

(Loss) earnings per share attributable to common shareholders
Basic		$(0.03)	$0.09	$(0.44)	$0.21
Diluted		$(0.03)	$0.09	$(0.44)	$0.21

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2022	2021	2022	2021

Net (loss) earnings		$(39.8)	$118.4	$(563.7)	$267.6

Other comprehensive income (loss), net of tax(a):	Note 6
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(b)		(23.0)	5.1	(16.1)	(8.6)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(c)		(2.9)	27.6	18.2	38.0
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(d)		(12.4)	(3.2)	(7.4)	(4.2)
		(38.3)	29.5	(5.3)	25.2
Total comprehensive (loss) income		$(78.1)	$147.9	$(569.0)	$292.8

Comprehensive (loss) income from continuing operations		$(47.8)	$59.1	$66.5	$133.9
Comprehensive (loss) income from discontinued operations	Note 5	(30.3)	88.8	(635.5)	158.9
Total comprehensive (loss) income		$(78.1)	$147.9	$(569.0)	$292.8

Attributable to non-controlling interests		$0.5	$(0.9)	$0.4	$(1.2)
Attributable to common shareholders		$(78.6)	$148.8	$(569.4)	$294.0

(a)
As at March 31, 2022, hedge accounting has been discontinued for all Russian rouble collar contracts. The related balance in AOCI of $13.8 million, net of tax recovery of $5.0 million has been reclassified to loss (earnings) from discontinued operations after tax.

(b)	Net of tax expense of $nil, 3 months; $nil, 6 months (2021 - $nil, 3 months; $nil, 6 months).
(c)	Net of tax (recovery) expense of $(1.2) million, 3 months; $6.4 million, 6 months (2021 - $10.7 million, 3 months; $13.0 million, 6 months).
(d)	Net of tax recovery of $(4.0) million, 3 months; $(1.9) million, 6 months (2021 - $(0.8) million, 3 months; $(0.9) million, 6 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2022	2021	2022	2021
Net inflow (outflow) of cash related to the following activities:
Operating:
(Loss) earnings from continuing operations after tax		$(9.5)	$29.6	$71.8	$108.7
Adjustments to reconcile net (loss) earnings from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization		180.5	189.6	347.0	357.1
Share-based compensation expense		3.0	2.2	6.0	6.0
Finance expense		23.5	19.1	44.7	37.5
Deferred tax expense (recovery)		14.8	(6.8)	(2.1)	(3.7)
Foreign exchange losses and other		5.9	16.3	9.7	24.8
Reclamation expense		33.7	-	23.9	-
Changes in operating assets and liabilities:
Accounts receivable and other assets		14.3	6.4	62.6	9.3
Inventories		(63.1)	(27.4)	(152.4)	(59.6)
Accounts payable and accrued liabilities		78.9	74.2	51.1	48.7
Cash flow provided from operating activities		282.0	303.2	462.3	528.8
Income taxes paid		(24.9)	(26.2)	(107.3)	(122.0)
Net cash flow of continuing operations provided from operating activities		257.1	277.0	355.0	406.8
Net cash flow of discontinued operations (used in) provided from operating activities	Note 5	(49.2)	111.2	49.2	261.2
Investing:
Additions to property, plant and equipment		(149.4)	(180.7)	(250.1)	(362.2)
Interest paid capitalized to property, plant and equipment	Note 8	(5.6)	(7.4)	(16.2)	(30.2)
Acquisitions net of cash acquired	Note 5	-	-	(1,027.5)	-
Net additions to long-term investments and other assets		(20.2)	(14.7)	(34.1)	(16.5)
Decrease (increase) in restricted cash - net		0.6	(0.7)	(1.1)	(0.5)
Interest received and other - net		3.6	0.4	4.7	1.0
Net cash flow of continuing operations used in investing activities		(171.0)	(203.1)	(1,324.3)	(408.4)
Net cash flow of discontinued operations provided from (used in) investing activities	Note 5	269.9	(23.7)	252.9	(187.2)
Financing:
Proceeds from drawdown of debt	Note 8	-	-	1,097.6	-
Repayment of debt	Note 8	(120.0)	(500.0)	(120.0)	(500.0)
Interest paid	Note 8	(0.9)	(3.3)	(25.6)	(26.9)
Payment of lease liabilities		(5.7)	(8.0)	(11.1)	(15.6)
Dividends paid to common shareholders	Note 10	(39.0)	(37.9)	(77.9)	(75.7)
Other - net		2.9	4.3	8.8	8.9
Net cash flow of continuing operations (used in) provided from financing activities		(162.7)	(544.9)	871.8	(609.3)
Net cash flow of discontinued operations used in financing activities	Note 5	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations		(0.4)	0.3	(0.4)	-
Effect of exchange rate changes on cash and cash equivalents of discontinued operations		5.7	2.7	1.9	1.6
Increase (decrease) in cash and cash equivalents		149.4	(380.5)	206.1	(535.3)
Cash and cash equivalents, beginning of period		454.2	1,056.1	531.5	1,210.9
Cash and cash equivalents of assets held for sale, beginning of period		134.0	-	-	-
Reclassified to assets held for sale		(18.5)	-	(18.5)	-
Cash and cash equivalents, end of period		$719.1	$675.6	$719.1	$675.6

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2022	2021	2022	2021

Common share capital
Balance at the beginning of the period		$4,710.2	$4,486.2	$4,427.7	$4,473.7
Common shares issued on acquisition of Great Bear	Note 5	-	-	271.6	-
Transfer from contributed surplus on exercise of restricted shares		1.0	0.4	7.3	7.8
Options exercised, including cash		21.3	3.9	25.9	9.0
Balance at the end of the period		$4,732.5	$4,490.5	$4,732.5	$4,490.5

Contributed surplus
Balance at the beginning of the period		$10,698.4	$10,697.1	$10,664.4	$10,709.0
Share options issued on acquisition of Great Bear	Note 5	-	-	39.5	-
Contingent value rights issued on acquisition of Great Bear	Note 5	-	-	4.7	-
Share-based compensation		3.0	2.2	6.0	6.0
Transfer of fair value of exercised options and restricted shares		(19.8)	(2.1)	(33.0)	(17.8)
Balance at the end of the period		$10,681.6	$10,697.2	$10,681.6	$10,697.2

Accumulated deficit
Balance at the beginning of the period		$(9,055.1)	$(8,450.8)	$(8,492.4)	$(8,562.5)
Dividends paid	Note 10	(39.0)	(37.9)	(77.9)	(75.7)
Net (loss) earnings attributable to common shareholders		(40.3)	119.3	(564.1)	268.8
Balance at the end of the period		$(9,134.4)	$(8,369.4)	$(9,134.4)	$(8,369.4)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$14.2	$(28.0)	$(18.8)	$(23.7)
Other comprehensive income (loss), net of tax		(38.3)	29.5	(5.3)	25.2
Balance at the end of the period		$(24.1)	$1.5	$(24.1)	$1.5
Total accumulated deficit and accumulated other comprehensive loss		$(9,158.5)	$(8,367.9)	$(9,158.5)	$(8,367.9)

Total common shareholders' equity		$6,255.6	$6,819.8	$6,255.6	$6,819.8

Non-controlling interests
Balance at the beginning of the period		$70.1	$67.1	$68.7	$66.5
Net earnings (loss) attributable to non-controlling interests		0.5	(0.9)	0.4	(1.2)
Funding from non-controlling interest		-	1.6	1.5	2.5
Balance at the end of the period		$70.6	$67.8	$70.6	$67.8

Total equity		$6,326.2	$6,887.6	$6,326.2	$6,887.6

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended June 30, 2022 were authorized for issue in accordance with a resolution of the board of directors on July 27, 2022.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2021, except for the adoption of amendments to IAS 16 “Property, Plant and Equipment” (“IAS 16”) and IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) in this interim period. See Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2021 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2022, the Company adopted amendments to IAS 16 which requires proceeds from selling items before the related item of property, plant and equipment is available for use to be recognized in profit or loss, together with the costs of producing those items. These amendments are being applied to the La Coipa mine restart. The adoption of these amendments did not have a material impact on the Company’s financial statements and related note disclosures.

On January 1, 2022, the Company adopted amendments to IAS 37 which clarified what costs an entity considers in assessing whether a contract is onerous. The adoption of these amendments did not have a material impact on the Company’s financial statements and related note disclosures.

On May 7, 2021 the IASB issued amendments to IAS 12 “Income Taxes” to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The amendments are not expected to have a significant impact on the financial statements as the Company already recognizes deferred tax as applicable per the amendments.

4.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

5.	ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS

i.	Acquisition of Great Bear Resources Ltd.

On February 24, 2022, the Company completed the acquisition of Great Bear Resources Ltd. (“Great Bear”) through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Great Bear. Consideration for the acquisition included an up-front cash payment, the issuance of 49.3 million Kinross common shares and 9.9 million Kinross share options, and contingent consideration in the form of 59.3 million contingent value rights (“CVR”). Each CVR entitles the holder to acquire 0.1330 of a Kinross share upon Kinross’ public announcement of commercial production at the Great Bear project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.
The acquisition was accounted for as an asset acquisition, with total consideration paid of $1,391.9 million, calculated as follows:

Purchase price
Cash consideration	$1,061.5
Common shares issued (49.3 million)(a)	271.6
Fair value of options issued (9.9 million)(b)	39.5
Fair value of contingent value rights issued (59.3 million)	4.7
Acquisition costs	14.6
Total purchase price	$1,391.9

(a)	Common shares issued were valued at the closing share price on February 23, 2022 of C$7.01.
(b)	Fair value of stock options was determined using the Black-Scholes option pricing model. See Note 11i.

The purchase price was allocated as follows:

Purchase price allocation
Mineral interests - pre-development properties	$1,367.8
Land, plant and equipment	0.6
Total property, plant and equipment	1,368.4
Net working capital	23.5
Total purchase price	$1,391.9

ii.	Divestiture of Russian Discontinued Operations

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million is receivable on the one-year anniversary of closing. The Company’s Russian operations have been classified as discontinued operations.
In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, during the three months ended March 31, 2022, and a loss on disposition of $80.9 million during the three months ended June 30, 2022. The deferred payment consideration was recorded at fair value at a discount rate of 20%.

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

(Loss) earnings from Russian Discontinued Operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021

Results of discontinued operations
Revenue	$60.3	$219.5	$213.8	$437.3
Expenses(a)	77.5	106.7	794.8	228.4
(Loss) earnings before tax	(17.2)	112.8	(581.0)	208.9
Income tax expense - net	(19.0)	(20.8)	(61.2)	(43.5)
(Loss) earnings and other comprehensive (loss) income from discontinued operations after tax	$(36.2)	$92.0	$(642.2)	$165.4

(a)
Includes an impairment charge of $671.0 million recognized during the three months ended March 31, 2022, a loss on disposition of $80.9 million during the three and six months ended June 30, 2022, as well as $18.8 million for the reclassification of AOCI to (loss) earnings from discontinued operations on the discontinuation of hedge accounting for Russian rouble collar contracts as of March 31, 2022.

Cash flows from Russian Discontinued Operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Cash flows of discontinued operations:
Net cash flow (used in) provided from operating activities	$(54.6)	$97.1	$36.8	$231.5
Net cash flow provided from (used) in investing activities(a)	274.7	(10.7)	263.5	(165.9)
Net cash flow used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents	6.2	2.7	2.3	1.6
Net cash flow of discontinued operations	$226.3	$89.1	$302.6	$67.2

(a)
Net cash flows provided from investing activities for the three and six months ended June 30, 2022 includes proceeds on completion of the sale of the Company’s Russian operations of $300.0 million, net of cash disposed. Net cash flows used in investing activities for the six months ended June 30, 2021 includes $141.5 million paid to settle the deferred payment obligation related to the acquisition of the Chulbatkan license.

iii.	Divestiture of Chirano Discontinued Operations

On April 25, 2022, the Company announced that it had entered into a sale agreement with Asante Gold Corporation to sell its 90% interest in the Chirano mine in Ghana for total consideration of $225.0 million in cash and shares.
As a result, the Company’s Chirano operations have been classified as discontinued operations, and the disposal group, comprised of the related assets and liabilities, have been classified as held for sale as of June 30, 2022.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The assets and liabilities classified as held for sale as of June 30, 2022 are set out below:

As at
June 30,
2022

Assets
Cash and cash equivalents	$18.5
Restricted cash	5.5
Accounts receivable and other assets	15.3
Current income tax recoverable	0.1
Inventories	53.2
Property, plant and equipment	303.1
Other long-term assets	0.3
Assets held for sale	$396.0

Liabilities
Accounts payable and accrued liabilities	$37.6
Current income tax payable	5.7
Provisions	33.3
Other long-term liabilities	9.0
Deferred tax liabilities	67.5
Liabilities held for sale	$153.1

Net assets held for sale	$242.9

Non-controlling interests of $70.6 million as of June 30, 2022 includes $23.1 million for Chirano non-controlling interest.

Earnings (loss) from Chirano Discontinued Operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021

Results of discontinued operations
Revenue	$68.8	$73.5	$135.9	$147.8
Expenses	53.7	79.5	119.9	155.9
Earnings (loss) before tax	15.1	(6.0)	16.0	(8.1)
Income tax (expense) recovery - net	(9.2)	2.8	(9.3)	1.6
Earnings (loss) and other comprehensive income (loss) from discontinued operations after tax	$5.9	$(3.2)	$6.7	$(6.5)

Cash flows from Chirano Discontinued Operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Cash flows of discontinued operations:
Net cash flow provided from operating activities	5.4	14.1	$12.4	$29.7
Net cash flow used in investing activities	(4.8)	(13.0)	(10.6)	(21.3)
Net cash flow used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents	(0.5)	-	(0.4)	-
Net cash flow of discontinued operations	0.1	1.1	$1.4	$8.4

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	June 30,	December 31,
	2022	2021
Cash on hand and balances with banks	$576.3	$386.8
Short-term deposits	142.8	144.7
	$719.1	$531.5

ii.	Restricted cash:

	June 30,	December 31,
	2022	2021
Restricted cash(a)	$7.0	$11.4

(a)	Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

iii.	Accounts receivable and other assets:

	June 30,	December 31,
	2022	2021
Prepaid expenses	$14.4	$31.9
VAT receivable	92.3	79.5
Deposits	7.5	16.6
Other(a),(b)	44.2	86.5
	$158.4	$214.5

(a)	At June 30, 2022, Other includes $33.0 million related to the fair value of the deferred payment consideration receivable on completion of the sale of the Company’s Russian operations. See Note 5ii.
(b)	At December 31, 2021, Other includes $61.5 million related to initial insurance recoveries for the Tasiast mill fire, which were received during the six months ended June 30, 2022.

iv.	Inventories:

	June 30,	December 31,
	2022	2021
Ore in stockpiles(a)	$272.8	$250.7
Ore on leach pads(b)	742.9	589.1
In-process	61.7	111.4
Finished metal	65.3	64.0
Materials and supplies	276.0	459.9
	1,418.7	1,475.1
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(364.9)	(323.8)
	$1,053.8	$1,151.3

(a)	Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 6vii.
(b)
Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, Round Mountain and Tasiast mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2024, Fort Knox in 2028 and Round Mountain in 2029. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 6vii.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2022	$10,524.5	$10,560.6	$517.3	$21,602.4
Additions	157.5	30.7	5.4	193.6
Acquisitions(d)	0.6	-	1,367.8	1,368.4
Capitalized interest	7.4	7.2	9.4	24.0
Disposals(e)	(1,000.7)	(1,446.3)	(356.0)	(2,803.0)
Other	4.7	8.3	(1.2)	11.8
Assets held for sale(f)	(436.0)	(1,378.2)	-	(1,814.2)
Balance at June 30, 2022	9,258.0	7,782.3	1,542.7	18,583.0

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2022	$(6,886.3)	$(7,098.4)	$-	$(13,984.7)
Depreciation, depletion and amortization	(219.0)	(201.5)	-	(420.5)
Disposals(e)	897.5	1,290.2	-	2,187.7
Assets held for sale(f)	383.8	1,121.2	-	1,505.0
Balance at June 30, 2022	(5,824.0)	(4,888.5)	-	(10,712.5)

Net book value	$3,434.0	$2,893.8	$1,542.7	$7,870.5

Amount included above as at June 30, 2022:
Assets under construction	$399.8	$352.6	$22.9	$775.3
Assets not being depreciated(g)	$648.5	$629.8	$1,542.7	$2,821.0

(a)
Additions includes $2.2 million of right-of-use (“ROU”) assets for lease arrangements entered into during the six months ended June 30, 2022. Depreciation, depletion and amortization includes depreciation for ROU assets of $10.7 million during the six months ended June 30, 2022. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $46.0 million as at June 30, 2022.

(b)	At June 30, 2022, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa and Lobo-Marte.
(c)	At June 30, 2022, the significant pre-development properties include the Great Bear and Manh Choh projects.
(d)	On February 24, 2022, the Company acquired Great Bear. See Note 5i. Land, plant and equipment acquired included $0.3 million of ROU assets.
(e)	On June 15, 2022, the Company announced that it had completed the sale of its Russian operations. See Note 5ii.
(f)	As at June 30, 2022, property, plant and equipment related to Chirano were classified as held for sale. See Note 5iii.
(g)
Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2021	$10,190.0	$10,136.2	$465.3	$20,791.5
Additions	501.2	416.7	46.9	964.8
Capitalized interest	25.0	19.8	3.5	48.3
Disposals	(59.6)	-	-	(59.6)
Derecognition(d)	(134.4)	(14.1)	-	(148.5)
Other	2.3	2.0	1.6	5.9
Balance at December 31, 2021	10,524.5	10,560.6	517.3	21,602.4

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2021	$(6,471.3)	$(6,666.7)	$-	$(13,138.0)
Depreciation, depletion and amortization	(556.2)	(437.7)	-	(993.9)
Derecognition(d)	90.8	8.4	-	99.2
Disposals	48.8	-	-	48.8
Other	1.6	(2.4)	-	(0.8)
Balance at December 31, 2021	(6,886.3)	(7,098.4)	-	(13,984.7)

Net book value	$3,638.2	$3,462.2	$517.3	$7,617.7

Amount included above as at December 31, 2021:
Assets under construction	$399.9	$326.5	$65.2	$791.6
Assets not being depreciated(e)	$646.5	$661.0	$517.3	$1,824.8

(a)
Additions includes $10.2 million of ROU assets for lease arrangements entered into during the year ended December 31, 2021. Depreciation, depletion and amortization includes depreciation for ROU assets of $32.2 million during the year ended December 31, 2021. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $54.2 million as at December 31, 2021.

(b)	At December 31, 2021, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte.
(c)	At December 31, 2021, the significant pre-development properties are the Chulbatkan license area, including the Udinsk project, and the Manh Choh project.
(d)	During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain.
(e)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Great Bear, Tasiast and La Coipa and had an annualized weighted average borrowing rate of 4.42% for the six months ended June 30, 2022 (six months ended June 30, 2021 - 5.78%).

At June 30, 2022, $1,612.3 million of E&E assets were included in mineral interests (December 31, 2021 - $603.6 million). During the six months ended June 30, 2022, the Company had additions of $1,367.8 million related to the acquisition of Great Bear. See Note 5i. The Company had no transfers to capitalized development during the three and six months ended June 30, 2022.

During the three and six months ended June 30, 2022, $10.9 million and $19.0 million, respectively of E&E costs (three and six months ended June 30, 2021 - $12.5 million and $19.2 million, respectively), were capitalized and included in investing cash flows. During the three and six months ended June 30, 2022, $24.9 million and $36.3 million, respectively of E&E costs (three and six months ended June 30, 2021 - $9.4 million and $16.1 million, respectively), were expensed and included in operating cash flows.

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

vi.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	June 30, 2022		December 31, 2021
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$8.9	$1.9	$12.4	$0.7
Investments in an accumulated loss position	76.2	(67.0)	85.8	(49.3)
Net realized gains	-	3.3	-	2.9
	$85.1	$(61.8)	$98.2	$(45.7)

(a)	See Note 6x for details of changes in fair values recognized in other comprehensive income during the six months ended June 30, 2022 and year ended December 31, 2021.

vii.	Other long-term assets:

	June 30,	December 31,
	2022	2021
Long-term portion of ore in stockpiles and ore on leach pads(a)	$364.9	$323.8
Deferred charges, net of amortization	6.1	7.3
Long-term receivables	90.1	110.8
Advances for the purchase of capital equipment	38.3	45.8
Restricted cash(b)	25.0	25.0
Unrealized fair value of derivative assets(c)	13.3	15.1
Investment in joint venture	6.7	7.1
Other	42.0	63.1
	$586.4	$598.0

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at June 30, 2022, long-term ore in stockpiles was at the Company’s Paracatu and Tasiast mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.

(b)	See Note 8iii for details of the Tasiast loan and cash restricted for future loan payments as at June 30, 2022.
(c)	See Note 7 for details of the non-current portion of unrealized fair value of derivative assets.

viii.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2022	2021
Trade payables	$95.2	$87.8
Accrued liabilities	269.1	270.5
Employee related accrued liabilities	103.9	134.4
	$468.2	$492.7

ix.	Other current liabilities:

	June 30,	December 31,
	2022	2021
Current portion of lease liabilities	$16.6	$19.7
Current portion of unrealized fair value of derivative liabilities(a)	11.5	4.0
	$28.1	$23.7

(a)	See Note 7 for details of the current portion of unrealized fair value of derivative liabilities.

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

x.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2020	$(25.9)	$2.2	$(23.7)
Other comprehensive income (loss) before tax	(19.8)	33.6	13.8
Tax	-	(8.9)	(8.9)
Balance at December 31, 2021	$(45.7)	$26.9	$(18.8)
Other comprehensive income (loss) before tax	(16.1)	15.3	(0.8)
Tax	-	(4.5)	(4.5)
Balance at June 30, 2022	$(61.8)	$37.7	$(24.1)
Interim Condensed Consolidated Statements of Operations

xi.	Other income (expense) – net:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net gains (losses) on dispositions of assets	$1.6	$(8.0)	$0.1	$(8.5)
Foreign exchange losses - net	(1.7)	(12.5)	(5.8)	(7.1)
Other - net	0.8	4.6	(0.3)	3.6
	$0.7	$(15.9)	$(6.0)	$(12.0)

xii.	Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Accretion of reclamation and remediation obligations	$(6.2)	$(2.7)	$(10.2)	$(5.4)
Interest expense, including accretion of debt and lease liabilities(a), (b)	(17.3)	(16.4)	(34.5)	(32.1)
	$(23.5)	$(19.1)	$(44.7)	$(37.5)

(a)
During the three and six months ended June 30, 2022, $14.0 million and $24.0 million, respectively, of interest was capitalized to property, plant and equipment (three and six months ended June 30, 2021 - $12.9 million and $27.6 million, respectively). See Note 6v.

(b)
During the three and six months ended June 30, 2022, accretion of lease liabilities was $0.7 million and $1.4 million, respectively (three and six months ended June 30, 2021 - $1.0 million and $2.0 million, respectively).

Total interest paid, including interest capitalized, during the three and six months ended June 30, 2022 was $6.5 million and $41.8 million, respectively (three and six months ended June 30, 2021 - $10.7 million and $57.1 million, respectively).

7.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2022 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$85.1	$-	$-	$85.1
Derivative contracts:
Foreign currency forward and collar contracts	-	6.1	-	6.1
Energy swap contracts	-	52.0	-	52.0
Total return swap contracts	-	(9.3)	-	(9.3)
	$85.1	$48.8	$-	$133.9

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The valuation techniques that are used to measure fair value are as follows:
Equity investments at FVOCI
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.
Derivative contracts
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.
The following table summarizes information about derivative contracts outstanding at June 30, 2022 and December 31, 2021:

	June 30, 2022		December 31, 2021
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts(a)	$6.1	$(1.6)	$(4.5)	$(3.5)

Commodity contracts
Energy swap contracts(b)	52.0	39.3	40.4	30.4

Other contracts
Total return swap contracts	(9.3)	-	1.7	-

Total all contracts	$48.8	$37.7	$37.6	$26.9

Unrealized fair value of derivative assets
Current	$48.1		$30.0
Non-current	13.3		15.1
	$61.4		$45.1
Unrealized fair value of derivative liabilities
Current	$(11.5)		$(4.0)
Non-current	(1.1)		(3.5)
	$(12.6)		$(7.5)
Total net fair value	$48.8		$37.6

(a)	Of the total amount recorded in AOCI at June 30, 2022, $(1.4) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts
(b)	Of the total amount recorded in AOCI at June 30, 2022, $30.3 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 8.

15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

			June 30, 2022				December 31, 2021
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value(b)	Carrying Amount(a)	Fair Value(b)

Senior notes	(i)	4.50%-6.875%	$1,248.4	$(5.7)	$1,242.7	$1,254.1	$1,241.9	$1,432.7
Revolving credit facility	(ii)	LIBOR plus 1.45%	200.0	-	200.0	200.0	200.0	200.0
Term loan	(ii)	SOFR plus 1.25%	1,000.0	(2.2)	997.8	997.9	-	-
Tasiast loan	(iii)	LIBOR plus 4.38%	180.0	(10.3)	169.7	169.7	188.0	200.0
Total long-term and current debt			$2,628.4	$(18.2)	$2,610.2	$2,621.7	$1,629.9	$1,832.7
Less: current portion			(40.0)	-	(40.0)	-	(40.0)	-
Long-term debt and credit facility			$2,588.4	$(18.2)	$2,570.2	$2,621.7	$1,589.9	$1,832.7

(a)	Includes transaction costs on senior notes, term loan and Tasiast loan financings.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 7(b).

(i)	Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
(ii)	Revolving credit facility and term loan

As at June 30, 2022, the Company had utilized $206.6 million (December 31, 2021 - $206.5 million) of its $1,500.0 million revolving credit facility, of which $6.6 million was used for letters of credit. During the first quarter of 2022, the Company drew $1,100.0 million on the revolving credit facility to finance the cash portion of the Great Bear acquisition.
On March 7, 2022, the Company completed a new term loan for $1,000.0 million. The Company used the proceeds to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear. The three year term loan, maturing on March 7, 2025, has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.
In the second quarter of 2022, the Company repaid $100.0 million of the outstanding balance on the revolving credit facility, and subsequent to June 30, 2022, an additional $100.0 million was repaid.
Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2022, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements at June 30, 2022.

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

(iii)	Tasiast loan

The $200.0 million asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38%, with semi-annual interest and principal payments to be made in June and December for the term of the loan.
As at June 30, 2022, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets. See Note 6vii.
(iv)	Other

The Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2024, effective July 1, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2022, $232.0 million (December 31, 2021 - $232.3 million) was utilized under this facility.
In addition, at June 30, 2022, the Company had $194.6 million (December 31, 2021 - $180.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.79%.
As at June 30, 2022, $317.3 million (December 31, 2021 - $308.2 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.
(v)	Changes in liabilities arising from financing activities

	Total long-term and current debt	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2022	$1,629.9	$54.8	$25.3	$1,710.0
Changes from financing cash flows
Debt issued	1,097.6	-	-	1,097.6
Debt repayments	(120.0)	-	-	(120.0)
Interest paid	-	-	(25.6)	(25.6)
Payment of lease liabilities	-	(11.1)	-	(11.1)
	2,607.5	43.7	(0.3)	2,650.9
Other changes
Interest expense and accretion	$-	$1.4	$33.1	$34.5
Capitalized interest	-	-	24.0	24.0
Capitalized interest paid	-	-	(16.2)	(16.2)
Additions of lease liabilities	-	2.7	-	2.7
Other	2.7	(0.6)	(8.3)	(6.2)
	2.7	3.5	32.6	38.8
Balance as at June 30, 2022	$2,610.2	$47.2	$32.3	$2,689.7

(a)	Included in Accounts payable and accrued liabilities.

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Total long-term and current debt	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2021	$1,923.9	$74.7	$33.7	$2,032.3
Changes from financing cash flows
Debt issued	200.0	-	-	200.0
Debt repayments	(500.0)	-	-	(500.0)
Interest paid	-	-	(46.9)	(46.9)
Payment of lease liabilities	-	(33.8)	-	(33.8)
	1,623.9	40.9	(13.2)	1,651.6
Other changes
Interest expense and accretion	$-	$3.8	$67.7	$71.5
Capitalized interest	-	-	48.3	48.3
Capitalized interest paid	-	-	(51.1)	(51.1)
Additions of lease liabilities	-	10.2	-	10.2
Other	6.0	(0.1)	(26.4)	(20.5)
	6.0	13.9	38.5	58.4
Balance as at December 31, 2021	$1,629.9	$54.8	$25.3	$1,710.0

(a)	Included in Accounts payable and accrued liabilities.

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2022	$867.0	$70.9	$937.9
Additions	5.8	3.1	8.9
Reductions	(57.4)	(4.0)	(61.4)
Reclamation spending	(7.9)	-	(7.9)
Accretion	10.2	-	10.2
Reclamation expense	23.9	-	23.9
Disposals(a)	(73.8)	-	(73.8)
Reclassified to liabilities held for sale(b)	(36.2)	(1.2)	(37.4)
Balance at June 30, 2022	$731.6	$68.8	$800.4

Current portion	35.7	45.2	80.9
Non-current portion	695.9	23.6	719.5
	$731.6	$68.8	$800.4

(a)	On June 15, 2022, the Company announced that it had completed the sale of its Russian operations. See Note 5ii.
(b)	As at June 30, 2022, provisions related to Chirano were reclassified as held for sale. See Note 5iii.

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.
Included in other operating expense for the six months ended June 30, 2022 is a $23.9 million expense (six months ended June 30, 2021 - $nil) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations of certain properties. The majority of the expenditures are expected to occur between 2022 and 2044. The discount rates used in estimating the site restoration cost obligation were between 2.9% and 7.7% as at June 30, 2022 (December 31, 2021 – 1.3% and 10.3%), and the inflation rates used were between 1.7% and 10.6% as at June 30, 2022 (December 31, 2021 – 2.3% and 5.3%).

18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at June 30, 2022, letters of credit totaling $397.0 million (December 31, 2021 - $384.7 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at June 30, 2022, $316.5 million (December 31, 2021 - $307.4 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2022 and year ended December 31, 2021 is as follows:

	Six months ended June 30, 2022		Year ended December 31, 2021
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,244,333	$4,427.7	1,258,320	$4,473.7
Issued on acquisition of Great Bear	49,268	271.6	-	-
Issued under share option and restricted share plans	6,385	33.2	3,621	16.9
Repurchase and cancellation of shares (i)	-	-	(17,608)	(62.9)
Total common share capital	1,299,986	$4,732.5	1,244,333	$4,427.7

i.	Repurchase and cancellation of common shares

No common shares were repurchased and cancelled during the three and six months ended June 30, 2022 and 2021.
During the year ended December 31, 2021, the Company repurchased and cancelled 17,608,678 common shares for $100.2 million at an average price of $5.69 per share as part of its authorized normal course issuer bid program. The book value of the cancelled shares was $62.9 million and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.
ii.	Dividends on common shares

The following summarizes dividends declared and paid during the six months ended June 30, 2022 and 2021:

	Per share	Total amount paid
Dividends declared and paid during the period:
Three months ended March 31, 2022	$0.03	$38.9
Three months ended June 30, 2022	0.03	39.0
Total		$77.9
Dividends declared and paid during the period:
Three months ended March 31, 2021	$0.03	$37.8
Three months ended June 30, 2021	0.03	37.9
Total		$75.7

There were no dividends declared but unpaid at June 30, 2022 or June 30, 2021.
On July 27, 2022, the Board of Directors declared a dividend of $0.03 per common share payable on September 1, 2022 to shareholders of record on August 18, 2022.

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2022:

	Six months ended June 30, 2022
	Number of options (000's)	Weighted average exercise price (C$)
Outstanding at January 1, 2022	3,764	$4.47
Issued on acquisition of Great Bear(a)	9,880	1.93
Exercised	(5,606)	2.27
Expired	(3)	4.59
Outstanding at end of period	8,035	$2.88
Exercisable at end of period	8,035	$2.88

(a)	See Note 5i for details of the options issued on acquisition of Great Bear.

For the six months ended June 30, 2022, the weighted average market share price at the date of exercise was C$7.12.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the six months ended June 30, 2022:

Weighted average share price (C$)	$7.01
Expected dividend yield	2.8%
Expected volatility	36.26%
Risk-free interest rate	2.5%
Expected option life (in years)	1.0
Weighted average fair value per share option granted (C$)	$5.09

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares. No options were granted during the six months ended June 30, 2021.

ii.	Restricted share unit plans

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at June 30, 2022:

	Six months ended June 30, 2022
	Number of units (000's)	Weighted average fair value (C$/unit)
Outstanding at January 1, 2022	5,293	$7.81
Granted	3,701	6.91
Reinvested	80	7.52
Redeemed	(2,386)	7.17
Forfeited	(639)	7.80
Outstanding at end of period	6,049	$7.51

As at June 30, 2022, the Company had recognized a liability of $5.0 million (December 31, 2021 - $10.6 million) in respect of its cash-settled RSUs.

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at June 30, 2022:

	Six months ended June 30, 2022
	Number of units (000's)	Weighted average fair value (C$/unit)
Outstanding at January 1, 2022	3,781	$7.25
Granted	1,639	6.53
Reinvested	49	7.57
Redeemed	(1,305)	4.74
Forfeited	(308)	6.06
Outstanding at end of period	3,856	$7.89

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 156,595 and the weighted average fair value per unit at the date of issue was C$5.69 for the six months ended June 30, 2022.

There were 1,453,478 DSUs outstanding, for which the Company had recognized a liability of $5.2 million as at June 30, 2022 (December 31, 2021 - $7.5 million).

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and six months ended June 30, 2022 was $0.6 million and $1.3 million, respectively (three and six months ended June 30, 2021 - $0.7 million and $1.4 million, respectively).

21

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

12.	EARNINGS (LOSS) PER SHARE

Basic and diluted net (loss) earnings from continuing operations attributable to common shareholders of Kinross for the three and six months ended June 30, 2022 was $(9.3) million and $72.0 million, respectively (three and six months ended June 30, 2021 - $30.1 million and $109.2 million, respectively).
The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings per share from continuing operations attributable to common shareholders for the following periods:

(Number of common shares in thousands)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Basic weighted average shares outstanding:	1,299,224	1,261,293	1,281,954	1,260,247
Weighted average shares dilution adjustments:
Stock options(a)	-	2,292	4,310	2,428
Restricted share units	-	2,577	4,098	2,568
Restricted performance share units	-	3,933	5,834	3,976
Diluted weighted average shares outstanding	1,299,224	1,270,095	1,296,196	1,269,219

Weighted average shares dilution adjustments - exclusions(b):
Stock options(a)	4,268	-	-	-
Restricted share units	2,402	-	-	-
Restricted performance share units	3,856	-	-	-

(a)
Dilutive stock options were determined using the Company’s average share price for the period. For the three and six months ended June 30, 2022, the average share price used was $4.81 and $5.18, respectively (three and six months ended June 30, 2021 - $7.41 and $7.17, respectively).

(b)	These adjustments were excluded as they are anti-dilutive.

Basic and diluted net (loss) earnings attributable to common shareholders of Kinross for the three and six months ended June 30, 2022 was $(40.3) million and $(564.1) million, respectively (three and six months ended June 30, 2021 - $119.3 million and $268.8 million, respectively).
The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted (loss) earnings per share attributable to common shareholders for the following periods:

(Number of common shares in thousands)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Basic weighted average shares outstanding:	1,299,224	1,261,293	1,281,954	1,260,247
Weighted average shares dilution adjustments:
Stock options(a)	-	2,292	-	2,428
Restricted share units	-	2,577	-	2,568
Restricted performance share units	-	3,933	-	3,976
Diluted weighted average shares outstanding	1,299,224	1,270,095	1,281,954	1,269,219

Weighted average shares dilution adjustments - exclusions(b):
Stock options(a)	4,268	-	3,385	-
Restricted share units	2,402	-	1,949	-
Restricted performance share units	3,856	-	3,333	-

(a)
Dilutive stock options were determined using the Company’s average share price for the period. For the three and six months ended June 30, 2022, the average share price used was $4.81 and $5.18, respectively (three and six months ended June 30, 2021 - $7.41 and $7.17, respectively).

(b)	These adjustments were excluded as they are anti-dilutive.

13.	SEGMENTED INFORMATION

Operating segments

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, and on April 25, 2022, the Company announced the sale of its Chirano operations. Accordingly, the Kupol segment, which includes the Kupol and Dvoinoye mines, and the Chirano segment are no longer considered reportable segments. The Company’s Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, and Chirano operations are considered discontinued operations. See Notes 5ii and 5iii.

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KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments					Non-operating segments(a)
Three months ended June 30, 2022:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Great Bear(d)	Corporate and other(b),(c)	Total
Revenue
Metal sales	$145.4	96.0	102.3	250.0	213.2	-	14.6	$821.5
Cost of sales
Production cost of sales	92.6	74.8	54.5	129.6	93.3	-	6.0	450.8
Depreciation, depletion and amortization	26.1	11.7	38.4	46.0	56.4	-	1.9	180.5
Total cost of sales	118.7	86.5	92.9	175.6	149.7	-	7.9	631.3
Gross profit	$26.7	9.5	9.4	74.4	63.5	-	6.7	$190.2
Other operating expense	-	1.3	0.3	0.8	10.6	-	43.3	56.3
Exploration and business development	1.8	1.8	1.3	0.2	1.5	16.1	17.2	39.9
General and administrative	-	-	-	-	-	-	30.0	30.0
Operating earnings (loss)	$24.9	6.4	7.8	73.4	51.4	(16.1)	(83.8)	$64.0
Other income (expense) - net								0.7
Finance income								2.0
Finance expense								(23.5)
Earnings from continuing operations before tax								$43.2

	Operating segments					Non-operating segments(a)
Three months ended June 30, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Corporate and other(b),(c)	Total
Revenue
Metal sales	$113.0	130.8	75.0	260.0	128.0	1.1	$707.9
Cost of sales
Production cost of sales	67.7	60.2	41.6	108.7	53.2	0.4	331.8
Depreciation, depletion and amortization	26.7	17.4	39.1	50.7	54.2	1.5	189.6
Total cost of sales	94.4	77.6	80.7	159.4	107.4	1.9	521.4
Gross profit (loss)	$18.6	53.2	(5.7)	100.6	20.6	(0.8)	$186.5
Other operating expense	0.2	23.2	0.9	4.3	12.4	8.8	49.8
Exploration and business development	0.4	1.0	2.1	0.3	0.6	16.3	20.7
General and administrative	-	-	-	-	-	28.5	28.5
Operating earnings (loss)	$18.0	29.0	(8.7)	96.0	7.6	(54.4)	$87.5
Other income (expense) - net							(15.9)
Finance income							1.4
Finance expense							(19.1)
Earnings from continuing operations before tax							$53.9
	Operating segments					Non-operating segments(a)
Six months ended June 30, 2022:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Great Bear(d)	Corporate and other(b),(c)	Total
Revenue
Metal sales	$243.5	183.6	178.8	439.7	460.6	-	16.2	$1,522.4
Cost of sales
Production cost of sales	160.0	127.1	94.8	236.2	189.1	-	6.7	813.9
Depreciation, depletion and amortization	47.0	23.8	73.5	85.6	113.5	-	3.6	347.0
Total cost of sales	207.0	150.9	168.3	321.8	302.6	-	10.3	1,160.9
Gross profit	$36.5	32.7	10.5	117.9	158.0	-	5.9	$361.5
Other operating expense	0.2	1.7	0.8	1.9	24.8	-	42.1	71.5
Exploration and business development	2.9	2.1	2.6	0.5	2.4	20.1	32.7	63.3
General and administrative	-	-	-	-	-	-	60.2	60.2
Operating earnings (loss)	$33.4	28.9	7.1	115.5	130.8	(20.1)	(129.1)	$166.5
Other income (expense) - net								(6.0)
Finance income								4.2
Finance expense								(44.7)
Earnings from continuing operations before tax								$120.0

	Operating segments					Non-operating segments(a)
Six months ended June 30, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Corporate and other(b),(c)	Total
Revenue
Metal sales	$211.5	262.4	160.8	485.8	279.4	2.4	$1,402.3
Cost of sales
Production cost of sales	125.4	123.3	78.6	191.5	104.5	0.9	624.2
Depreciation, depletion and amortization	49.2	34.4	79.3	88.4	102.5	3.3	357.1
Total cost of sales	174.6	157.7	157.9	279.9	207.0	4.2	981.3
Gross profit	$36.9	104.7	2.9	205.9	72.4	(1.8)	$421.0
Other operating expense	0.5	27.0	1.2	5.7	26.7	28.3	89.4
Exploration and business development	0.5	1.4	3.3	0.4	1.1	32.3	39.0
General and administrative	-	-	-	-	-	59.1	59.1
Operating earnings (loss)	$35.9	76.3	(1.6)	199.8	44.6	(121.5)	$233.5
Other income (expense) - net							(12.0)
Finance income							2.9
Finance expense							(37.5)
Earnings from continuing operations before tax							$186.9

23

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments					Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Great Bear(d)	Corporate and other(b)	Discontinued operations(f)	Total
Property, plant and equipment at:(f)
June 30, 2022	$382.2	804.2	313.1	1,635.6	2,304.4	1,377.1	1,053.9	-	$7,870.5

Total assets at:(f)
June 30, 2022	$758.2	1,108.4	539.4	1,970.5	2,925.2	1,381.2	1,852.3	395.6	$10,930.8

Capital expenditures for three months ended June 30, 2022(e)	$13.2	21.4	19.2	36.6	14.9	6.2	47.5	15.2	$174.2

Capital expenditures for six months ended June 30, 2022(e)	$16.1	38.6	25.4	53.8	32.4	8.8	91.6	33.7	$300.4

	Operating segments					Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Corporate and other(b)	Discontinued operations(f)	Total
Property, plant and equipment at:
December 31, 2021	$429.5	829.3	392.4	1,665.2	2,406.4	973.4	921.5	$7,617.7

Total assets at:
December 31, 2021	$749.8	1,074.4	586.5	2,016.6	2,911.5	1,531.5	1,557.8	$10,428.1

Capital expenditures for three months ended June 30, 2021(e)	$21.9	23.7	5.5	31.7	88.7	42.6	29.6	$243.7

Capital expenditures for six months ended June 30, 2021(e)	$52.9	59.6	15.1	50.3	181.7	71.2	55.1	$485.9

(a)	Non-operating segments include development and pre-development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh, and Maricunga).
(c)
Corporate and other includes metal sales and operating earnings (loss) of La Coipa and Maricunga. La Coipa’s metal sales and operating earnings (loss) were $13.1 million and $10.1 million, and $13.1 million and $14.3 million, respectively, for the three and six months ended June 30, 2022 ($nil and $(1.3) million, and $nil and $(3.8) million, respectively, for the three and six months ended June 30, 2021). Maricunga’s metal sales and operating loss were $1.5 million and $(41.6) million, and $3.1 million and $(41.8) million, respectively, for the three and six months ended June 30, 2022 ($1.1 million and $(2.4) million, and $2.4 million and $(5.8) million, respectively, for the three and six months ended June 30, 2021). Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019. Maricunga’s operating loss includes net reclamation expenses of $(38.9) million and $(36.7) million for the three and six months ended June 30, 2022, respectively ($nil and $nil for the three and six months ended June 30, 2021, respectively).

(d)	On February 24, 2022, the Company acquired Great Bear. See Note 5i.
(e)
Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

(f)
Discontinued operations relate to the Company’s Russian operations that were sold and Chirano operations classified as held for sale as at June 30, 2022. Property, plant and equipment and total assets as at June 30, 2022 relate to the Company’s Chirano discontinued operations and are included in Assets held for sale. See Note 5ii and 5iii.

24

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases
The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $47.2 million were recorded as at June 30, 2022.
Purchase commitments
At June 30, 2022, the Company had future commitments from continuing operations of approximately $357.4 million for capital expenditures, which have not been accrued.
ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.
Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings where the matters remain pending.

25

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. In addition, the EPA notified SGC that SGC is a potentially responsible party (“PRP”) under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District.
In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint sought cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which was amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act.
The Utah complaint sought cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases were centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it.
In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah. The Court has entered Consent Decrees approving these settlements and dismissed the claims with prejudice. In the second quarter of 2021, SGC and Environmental Restoration dismissed their mutual cross claims with prejudice.
In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ cross-claims, but granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds. On October 4, 2021, the Court denied the United States’ motion for summary judgment on this alternative ground for personal jurisdiction over Kinross Gold Corporation.

26

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2022 and 2021
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

In October 2021, SGC and Kinross reached a settlement in principle with the United States and the State of Colorado under which SGC shall pay to these parties a total of $45.0 million. In the first quarter of 2022, the parties moved for entry of a Consent Decree as to this settlement. In April 2022, the Court approved and entered the Consent Decree. In addition, SGC and Kinross have resolved claims with the State of Colorado as to alleged natural resource damages and, subsequent to the first quarter of 2022, following court approval of the Consent Decree as to this settlement, SGC paid the State of Colorado $1.6 million. On July 22, 2022, SGC completed the $45.0 million payment to the United States and the State of Colorado in full and final settlement of the claims.
Income and Other Taxes
The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

27